Exhibit 99.1

Westport Innovations Inc.	Annual and Special Meeting of Shareholders:
Information for Shareholders
July 16, 2009

Management Information Circular

Dated June 3, 2009

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JULY 16, 2009
TO SHAREHOLDERS OF WESTPORT INNOVATIONS INC.
Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of Shareholders of Westport Innovations Inc. (“Westport”) will be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 16, 2009 at 2:00 p.m. (Pacific time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:
1.	The receipt of the audited financial statements of Westport for the year ended March 31, 2009, together with the auditors’ report on those statements;
2.	The election of directors of Westport for the next year;
3.	The appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration;

4.	The approval of amendments to the Westport Stock Option Plan;

5.	The approval of amendments to the Westport performance share unit plan; and
6.	The transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.
Shareholders are referred to the accompanying management information circular dated June 3, 2009 (the “Circular”) for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Trust Company of Canada (“Computershare”) as Shareholders of Westport on June 3, 2009 (“Registered Owners”) may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on June 3, 2009 (“Beneficial Owners”) who wish to attend the Meeting and vote, should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker’s agent), and return that proxy to their broker (or the broker’s agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting. Registered and Beneficial Owners who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy. A person appointed as proxyholder does not need to be a shareholder of Westport. Shareholders who are unable to attend the Meeting in person are requested to date, sign, and return the accompanying registered instrument of proxy (the “Proxy”), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. For Registered Owners, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered owners may also vote by telephone or over the internet as described in the accompanying form of Proxy. For Beneficial Owners, the form of proxy can be mailed to Broadridge Financial Solutions, Inc. at the address set forth on their Proxy or, alternatively, a Beneficial Owner can either call their toll-free telephone line to vote, or access their dedicated voting website at www.proxyvote.com.
Only persons registered as holders of Common Shares on the records of Westport as of the close of business on June 3, 2009, are entitled to receive notice of the Meeting.
Dated as of the 3rd day of June, 2009.
By the order of the Board of Directors
(Signed) W. Chipman Johnston
W. Chipman Johnston
Corporate Secretary

SOLICITATION OF PROXIES
This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Westport Innovations Inc. (“Westport” or the “Corporation”) of proxies to be used at the Annual and Special Meeting (the “Meeting”) of the holders (“Shareholders”) of Common Shares (“Common Shares”) of Westport. This Meeting is to be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 16, 2009 at 2:00 p.m. (Pacific time) for the purposes set forth in the accompanying notice of Meeting (the “Notice”). Solicitation of proxies will be primarily by mail, but may also be by way of telephone, facsimile, or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them. The costs of the solicitation of proxies will be borne by Westport.
Appointment of Proxyholders and Revocation of Proxies
An Instrument of Proxy (the “Proxy”) accompanies this Circular, and the persons named in it are both officers of Westport. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing (“Alternative Form of Proxy”). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.
A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation. The document must be deposited either: (i) at the registered office of Westport (being 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting. In addition, a Proxy or Alternative Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or if the Shareholder is a corporation by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or (ii) in any other manner permitted by law.
Exercise of Discretion by Proxyholders
The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them. In the absence of such specification, the Proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the “Board of Directors”); (iii) the amendments to the Westport Stock Option Plan, as set forth in this Circular; and (iv) the amendment of the Westport performance share unit plan, as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport knows of no such amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice.

Signing of Proxy
A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES
Voting of Common Shares — General
As at June 3, 2009, there were 32,042,800 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only persons registered as Shareholders on the books of Westport maintained by Computershare (“Registered Shareholders”) as of the close of business on June 3, 2009 (the “Record Date”) are entitled to receive notice and to vote at the Meeting. Shareholders who do not hold Common Shares in their own name on the records of Westport are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting, and should refer to the section entitled “Advice to Beneficial Holders of Common Shares” immediately below for details regarding how they may exercise voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.
Advice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of Westport as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s own name on the records of Westport. Such Common Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure that their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone line or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.
Principal Holders of Common Shares
To the knowledge of the directors and senior officers of Westport, as of the effective date of this Circular, there are no persons who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the outstanding Common Shares.
COMPENSATION OF EXECUTIVE OFFICERS
This section of the Circular contains a discussion and analysis that is intended to supplement the more detailed information concerning compensation of executive officers and directors that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and decisions made concerning the compensation payable to our executive officers and directors for fiscal 2009.
Compensation Discussion and Analysis
The following discussion is with respect to our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated employees, other than the Chief Executive Officer and Chief Financial Officer (collectively, the “Named Executive Officers”), as listed below:
David Demers, Chief Executive Officer
Elaine Wong, Executive Vice President and Chief Financial Officer
J. Michael Gallagher, President and Chief Operating Officer
Nicholas Sonntag, Executive Vice President, Corporate Development
Melih Ogmen, Vice President, HD Operations

Objectives of Our Executive Compensation Program
The Human Resources and Compensation Committee of the Board of Directors (the “HRC Committee”) is responsible for recommending compensation policy for the Corporation and specifically reviews compensation for each of the Named Executive Officers. Westport compensation programs reflect the need to attract and retain strong individuals to lead the ambitious growth strategy and also to provide a strong linkage to performance, where both short term and long term interests can be considered. Although compensation inevitably involves complex tradeoffs, in principle we look to three principles:
1.	Compensation needs to be fair to the individual and reflect “market value” for comparable positions of responsibility in similar companies;
2.
Compensation will include both guaranteed levels (paid as salary) as well as performance based elements (annual bonus) and long term performance incentives (typically equity grants earned through service and performance);

3.
Performance elements should be linked to the long-term interest of shareholders and executives should be primarily motivated to create long term appreciation in the share price through achievement of the strategic plan.

Determination of Compensation
The HRC Committee supports the Board of Directors in its oversight responsibilities related to executive compensation. The HRC Committee is responsible for, among other things, administering Westport’s executive compensation program and long-term incentive plans, and reviewing employee incentive and benefit programs. The HRC Committee is also responsible for evaluating the Chief Executive Officer succession planning process and working with the Board of Directors on setting the authority and accountability of the Chief Executive Officer, and for establishing metrics to measure the Chief Executives Officer’s performance. The HRC Committee is additionally responsible for bringing the compensation of the Chief Executive Officer and the senior management team to the Board of Directors for approval.
In Fiscal 2009, the HRC Committee conducted a comprehensive review of Westport’s executive compensation program with the assistance of independent outside consultants Frederic W. Cook & CO., Inc. who provided independent compensation analysis and advice specifically related to the compensation of the Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer and Executive Vice President, Corporate Development through external comparator analysis including assessment of pay levels and mix of compensation.
The company’s main reference market for purpose of comparative analysis and benchmarking executive compensation includes publicly listed alternative power and energy technology companies of comparable size, complexity and market capitalization. The Comparator Group included: Fuel Systems Solutions Inc., Energy Conversion Devices Inc., Quantum Fuel Cell System Technology Inc., Fuel Tech Inc., Active Power Inc., Clean Energy Fuels Corp., Capstone Turbine Inc., Plug Power Inc., Syntroleum Inc., American Superconductor Corp., Medis Technologies Inc. and Ballard Power Systems Inc.
Elements of Fiscal 2009 Executive Compensation Program
Westport’s executive compensation plan includes base salary, an annual performance bonus (paid in cash) and long term, equity-based programs to encourage the long term development of shareholder value consistent with the strategic plan. Executives participate in the company-wide employee benefit programs such as short term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance, matching registered retirement savings plan, and matching employee share purchase plan. These programs are offered to all employees. The company does not offer a pension plan or other unique benefits to its executives.

Determination of Amount for Each Element of Compensation
Base Salary
Salary guidelines and salary adjustments for our executive officers were designed to recognize market compensation trends, acknowledge competencies and skills of individuals and reward individual contribution as well as match the expected market value of senior executives based on executive experience and qualifications to comparator group levels.
The HRC Committee provides recommendations to the Board of Directors with respect to salary guidelines for the executive management team as follows:
Chief Executive Officer base salary is recommended to the Board of Directors by the HRC Committee, based on proposals made by the Chairman of the Board of Directors.
President and Chief Operating Officer, Executive Vice President and Chief Financial Officer and Executive Vice President, Corporate Development base salaries are recommended to the HRC Committee, based on proposals made by the Chief Executive Officer.
The base salaries for the other senior management are at the discretion of the Chief Executive Officer and reviewed by the HRC Committee.
Annual Incentive Bonus
The Corporation provides an annual bonus for achievement of performance metrics to the annual budget and business plan. Bonuses are paid in cash. Although annual bonus metrics are typically numerically measured, the board of Directors nevertheless reserves the right to award bonuses or withdraw bonuses at its discretion.
Each Named Executive Officers’ Fiscal 2009 bonus was based on a mix of metrics. Except for the Chief Executive Officer and the Vice President, Heavy Duty Operations the Named Executive Officer’s have a blend of corporate and individual performance metrics as shown in the table below.

		Target Annual Incentive
	Target Annual Incentive	% of Base Salary Linked
	% of Base Salary Linked	to Individual Area of	Total Annual Incentive
	to Corporate Metrics	Responsibility	Target % of Base Salary
	(a)	(b)	(c)=(a)+(b)
David Demers Chief Executive Officer	50%	0%	50%

Elaine Wong Executive Vice President and Chief Financial Officer	25%	25%	50%

J. Michael Gallagher President and Chief Operating Officer	20%	55%	75%

Nicholas Sonntag Executive Vice President, Corporate Development	15%	35%	50%

Melih Ogmen Vice President, HD Operations	0%	35%	35%

Based on the first half of Fiscal 2009 performance the Board of Directors awarded a discretionary bonus to the executive management team in November 2008 following its listing on the NASDAQ exchange. Annual Incentive Award amounts for each Named Executive Officer are described in the notes section of the Summary Compensation Table below.
Fiscal 2009 Corporate Performance Factor
For those Named Executive Officers who had annual bonuses linked to corporate performance, the Fiscal 2009 bonus was calculated as the weighted average of three specific metrics that, in the opinion of the HRC Committee, represent a useful subset of the many competing interests that the management team must balance. These three metrics are consolidated revenue growth over the previous year (because our strategic plan calls for strong growth over several years), budgeted earnings per share (because growth needs to come at a measured pace of investment and tightly managed), and relative share price performance over a quarterly period compared to a broader index (the metric focuses on relative performance and not absolute share price). Each metric is assigned a range of targeted outcomes, such that below a certain performance level the contribution of that metric to the overall corporate performance metric is zero. The range of targeted outcomes is also capped at a 2.0 contribution level.
The annual bonus amount based on the corporate performance factor for each participating individual is calculated by using the following formula:
(annual base salary) x (target corporate bonus percentage) x (corporate performance factor)
The Chief Executive Officer annual bonus is determined solely by the Corporate Performance factor. For a full discussion of the annual incentive compensation for our Chief Executive Officer, see the section of this Circular entitled “Chief Executive Officer Compensation” below. For executives with both corporate and individual performance targets, each of the corporate and individual bonuses are calculated separately. The total annual bonus is the sum of the two bonus amounts.
The following table summarizes the outcome of the fiscal 2009 corporate performance goals:

Weighted Result
Goal	Weighting	Achievement	(Target Achieved)

Consolidated Revenue Growth	1/3	Exceeded the range of targeted outcomes and was capped at 2.0 – 70.3% growth in consolidated revenue growth over Fiscal 2008.	0.67 (2.0)

Budgeted Earnings Per Share	1/3	Earnings were adversely affected by the unexpected changes in financial market conditions in late 2008. Achievement below plan but above minimum target.	0.17 (0.50)

Relative Share Performance	1/3	Met — determined by comparative quarter to quarter performance targets against NASDAQ index. Two Quarters exceeded range of target, one quarter below 1.0 target, one quarter did not achieve minimum performance level.	0.33 (1.0)

TOTAL	100%		1.17

Individual Performance Factor
Individual performance factors for Named Executive Officers other than the Chief Executive Officer are reviewed by the HRC Committee based on the recommendation of the Chief Executive Officer, and then approved by the Board of Directors. Individual performance factors are determined with reference to achievement against individual goals within each person’s area of management responsibility. Individual factors also result in a performance factor range of 0.0 to 2.0, with the target performance factor set to 1.0. The individual performance incentives are then calculated by use of the following formula: (annual base salary) x (target individual bonus percentage) x (individual performance factor). Fiscal 2009 individual performance factors ranged from 0.54 to 0.90.

Ms. Wong’s individual metrics focused on financial and legal operations. In addition to her set individual performance metrics Ms. Wong also had a significant role in two financings including Westport’s NASDAQ listing, and received a special performance award for her efforts based on the achievement, challenging scope and unique workload of these efforts. See “Summary Compensation Table” below.
Dr. Gallagher’s individual metrics focused on financial and strategic metrics linked to the performance of our Heavy Duty business unit and our Fuel Systems and Supply organization. These metrics were in the areas of delivery volumes, production capability and capacity, business contribution, and OEM product market readiness and availability. Although our Heavy Duty business met its market readiness metrics, the collapse of the global economy in the second half of our fiscal year significantly impacted sales, resulting in lower performance in this area.
Mr. Sonntag’s individual metrics focused on corporate and new business development activities in developing and negotiating new partnerships and joint ventures and their successful maturation, including milestones for product and market growth. Fiscal 2009 saw development of several major new alliances, including engine industry partners in China and India, several technology licensing initiatives, and continued development of international government policy. Nevertheless, the global economic crisis resulted in project delays and challenges that meant more partnerships developed more slowly than hoped.
Dr. Ogmen’s individual performance factor was determined by the overall performance and achievements of his area of responsibility for supply chain, inventory management, production and product development including cost reduction of our Heavy Duty truck products. Although Dr. Ogmen’s team met all quality and production readiness milestones, the global economic collapse resulted in slower than planned delivery and several production plan changes at our partners.
Long-Term Incentives (“LTI Program”)
Many companies offer pension plans or other long term programs funded by the Corporation as part of overall compensation packages. Instead, Westport has chosen to directly tie executive long term compensation to shareholder value by offering Westport equity participation, including Stock Option Plan and share unit grants, tied to time and performance vesting criteria. The intent of the program is to establish a meaningful equity stake in the company, over time that will reward long term shareholder value appreciation as well as shrink with value reduction. The LTI Program is developed with the assistance of outside consultants and is meant to be comparable in potential value to long term incentive and pension programs offered by companies in the comparator group.
In Fiscal 2009 the LTI Program included grants to the Chief Executive Officer, Executive Vice President and Chief Financial Officer, President and Chief Operating Officer and the Executive Vice President, Corporate Development (“LTI Eligible Participants”). Each LTI Participant is eligible to be awarded Share Units (“Units”) through Westport’s 2006 Unit Plan the value of fifty percent (50%) of each LTI Participant’s base salary and up to an additional twenty-five percent (25%) of base salary if their total weighted average of their individual performance factor and the corporate performance factor was greater than 1.0. In Fiscal 2009 the Chief Executive Officer and Chief Financial Officer achieved above a 1.0 weighted performance factor and are eligible to receive an additional twenty-five percent (25%) of their base salary.
LTI Programs awards are not immediately available to the individual and typically vest over five years with one fifth vesting on the granting anniversary date over that five year period. If awards do not meet the prescribed vesting criteria they are forfeited.
The Board of Directors may also from time to time grant equity-based long term compensation retention awards to any employee and management based on performance and future contribution expectations.

These include both contract signing and completion awards as well as ongoing performance incentives and retention awards. All such awards typically vest over specific periods and may not vest if performance criteria have not been met. Unvested awards are forfeited.
On November 12, 2008 the Board of Directors approved a recommendation from the HRC Committee to grant a retention award of Units to the Chief Executive Officer, Chief Financial Officer, President and Chief Operating Officer and the Executive Vice President, Corporate Development designed to retain and provide incentive to these officers through the first quarter of calendar 2011. These awards vest on March 31, 2011 and require the recipients to continue to be employed at Westport until that date.
Chief Executive Officer Compensation
Based on the comparator analysis the Board of Directors approved a recommendation by the HRC Committee to award Mr. Demers’ a 12.5% increase in annual base salary, moving his annual salary from $400,000 per annum to $450,000 per annum effective July 1, 2008. Mr. Demers did not receive a salary adjustment in the previous fiscal year.
Mr. Demers’ target annual incentive bonus for Fiscal 2009 was fifty percent (50%) of his base salary as at March 31, 2009 and was fully tied to the corporate performance results and achievements as outlined in the previous discussion of Fiscal 2009 Corporate Performance Factor. The overall corporate performance factor for fiscal 2009 of 1.17 was approved by the HRC Committee and the Board of Directors. The formula used to calculate Mr. Demers’ annual incentive bonus resulted in a bonus award of $450,000 x 50% x 1.17 = $263,250, to be paid in Fiscal 2010.
Based on the first half Fiscal 2009 performance the Board of Directors awarded a discretionary bonus to the executive management team, including the Chief Executive Officer in November 2008. Award amounts are described in the notes section to the Fiscal 2009 Summary Compensation Table, below.
Mr. Demers earned an LTI Program grant in the value of seventy-five percent (75%) of his base salary as the corporate performance factor exceeded 1.0 for a value of $337,500, in which Units will be granted in Fiscal 2010 and will vest over the next five years with one fifth vesting on the granting anniversary date over that five year period.
On November 12, 2008 the Board of Directors approved a recommendation from the HRC Committee to grant a retention award to the Chief Executive Officer, designed to retain and provide incentive through the first quarter of calendar 2011. This award of 152,959 Units vests in one step on March 31, 2011 and requires Mr. Demers to continue to be employed at Westport. Award amounts are described in the notes section to the Fiscal 2009 Summary Compensation Table, below.

Fiscal 2009 Summary Compensation Table
The following table and notes thereto set out information concerning the compensation earned or awarded to the Named Executive Officers in the fiscal year ended March 31, 2009.
There are no pension plans in the Corporation so the pension contribution is nil for the Named Executive Officers.

			Share- based	Option- based	Non-equity incentive plan	All Other	Total
Name and Principal		Salary(2)	awards(3)	awards(4)	compensation(6)	Compensation(7)	Compensation(1)
Position	Year	($)	($)	($)	($)	($)	($)

David Demers(5)	2009	437,500	1,140,535	Nil	315,281	Nil	752,781
Chief Executive Officer							1,893,316

Elaine Wong	2009	268,750	607,770	Nil	272,975	13,438	541,725
Executive Vice President and							1,162,933
Chief Financial Officer

J. Michael Gallagher(5)	2009	412,500	747,858	Nil	290,390	10,440	702,890
President and Chief Operating							1,461,188
Officer

Nicholas Sonntag(8)	2009	381,250	601,520	Nil	151,967	107,139	533,217
Executive Vice President,							1,241,876
Corporate Development

Melih Ogmen	2009	217,500	Nil	Nil	51,713	10,875	269,213
Vice President, HD Operations							280,088

Notes:

(1)
The Total Accessible Compensation (Salary and Bonus) earned for Fiscal 2009 is $752,781, $541,725, $702,890, 533,217, and $269,213 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag and Dr. Ogmen respectively.

Total Compensation earned for the Fiscal 2009 compensation plan excluding the one time November 12, 2008 retention grant is, $1,090,281, $761,412, $925,830, $840,356 and $280,088 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag and Dr. Ogmen respectively. See note 3 for retention grant value amounts and vesting requirements.

Total Compensation values in italics include the deemed value (based on fair market value determined in accordance with Section 3870 of the CICA Handbook (accounting fair value)) of all share unit awards made during the year, none of which vested during the year. The actual value of share unit grants cannot be determined until the units are converted to shares and sold. Future value of these awards could be materially higher or lower than the figure stated here, which represents a notional value presuming the units were converted and sold on the date of grant.

(2)
Base salaries for the Named Executives Officers as of March 31, 2009 were $450,000, $275,000, $425,000, $400,000 and $220,000 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag and Dr. Ogmen respectively.

(3)
Values of share-based awards are the fair market value on the date of grant, calculated as the number of shares multiplied by the TSX closing prices of the shares on the previous day. Amounts for Share-based awards are for Unit awards that occurred during the fiscal year that were specific to Fiscal 2009 compensation decisions including the November 12, 2008 retention grant and the value of the LTI program awards that were earned for Fiscal 2009.

Amounts for all Units granted regarding retention is reported in the fiscal year they were granted. In Fiscal 2009 the following award values for retention grants in 2009 were $803,035, $401,520, $535,358, and $401,520 for Mr. Demers, Ms. Wong, Dr. Gallagher and Mr. Sonntag respectively. This grant of Units does not vest until March 31, 2011.

Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value) is recorded as compensation expense in the statement of operations following the vesting criteria.

The LTI Program earned award value for Fiscal 2009 are, $337,500, $206,250, $212,500, and $200,000 for Mr. Demers, Ms. Wong, Dr. Gallagher, and Mr. Sonntag respectively. Units will be granted in Fiscal 2010 and will vest over a 5 year period with one fifth of the grant amount vesting on the anniversary date of the grant over this 5 year period.

(4)
This represents the total of the fair market value of the Options to purchase Common Shares issued under our Stock Option Plan granted to each Named Executive Officer during the fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to Canadian Generally Accepted Accounting Principles. No options were granted to the executives in Fiscal 2009. Fair value for accounting purposes is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period. Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value).

(5)	Mr. Demers and Dr. Gallagher are also directors, but receive no compensation for their services as directors.

(6)
This represents Westport’s short term incentive awards. Fiscal 2009 annual bonus awards earned were $263,250, $142,313, $241,612, $145,200 and $46,200 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag and Dr. Ogmen, respectively. These amounts will be paid to the Named Executive Officer’s in Fiscal 2010. As discussed in the compensation discussion section in Fiscal 2009 the discretionary bonus awards given were, $52,031, $30,662, $48,777, $6,767 and $5,513 for Mr. Demers, Ms. Wong, Dr. Gallagher, Mr. Sonntag and Dr. Ogmen, respectively. Ms. Wong also received a one time bonus of $100,000 in Fiscal 2009. The Corporation does not have any non-equity long-term incentive plans.

(7)
The column entitled “All Other Compensation” includes employer contributions to RRSP or Employee Share Purchase programs. These are voluntary participation programs where the employer matches employee contributions up to a maximum 5% of base salary per pay period. Perquisites and employee program benefits (medical, life and disability insurance) received in 2009 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers in any of those years and are therefore not reported in the table.

(8)
Mr. Sonntag is on temporary assignment in Beijing, China and receives commercially typical assignment allowances including living expense allowances and tax adjustments. All compensation related to Mr. Sonntag’s assignment contract is reported in the All Other Compensation column. “All Other Compensation” for Mr. Sonntag during the fiscal year end March 31, 2009 includes $95,701 in taxable assignment benefits and $11,438 in RRSP employer contributions.

Following the formula specified in the Form 51-102F6 disclosure requirements, the aggregate cash compensation (salary and bonus) earned by Westport’s Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended March 31, 2009 was $2,799,826. The total compensation including the date of grant value for all equity awards earned by Westport’s Chief Executive Officer, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended March 31, 2009 was $6,039,401.
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards During the Year Ended March 31, 2009

	Option-based Awards					Share-based Awards
						Number of
						Common
						Shares or	Market or
	Number of					units of	payout value
	securities				Value of	Common	of share-based
	underlying		Option		unexercised	Shares	awards that
	unexercised		exercise	Option	in-the-money	that have	have not
	options		price	expiration	options	not vested	vested
Name	(#)		($)	date	($)(1)	(#)(2)	($)(3)

David Demers	4,703		17.01	5-Dec-09	Nil	287,680	$1,812,384
Chief Executive Officer	23,285		6.30	3-Sep-11	Nil
	20,202		6.90	9-Sep-12	Nil
	94,426	(4)	5.29	26-May-13	95,370

Elaine Wong	2,857		24.84	28-Feb-10	Nil	152,702	$962,023
Executive Vice President and Chief Financial Officer	428		29.23	27-Apr-10	Nil
	1,190		11.55	23-Oct-10	Nil
	1,666		5.25	12-May-11	1,749
	3,571		6.30	3-Sep-11	Nil
	6,422		6.90	9-Sep-12	Nil
	30,022	(4)	5.29	26-May-13	30,322
	21,428	(5)	4.27	29-Sep-14	43,498

J. Michael Gallagher	14,285		9.14	3-Jan-11	Nil	228,274	$1,438,126
President and Chief	19,714		6.30	3-Sep-11	Nil
Operating Officer	18,405		6.90	9-Sep-12	Nil
	86,025	(4)	5.29	26-May-13	86,885

Nicholas Sonntag	21,428		3.22	30-Mar-14	65,998	134,084	$844,729
Executive Vice President,	25,714	(6)	4.27	29-Sep-14	52,199
Corporate Development

Melih Ogmen	8,571	(7)	6.69	15-May-17	Nil	32,018	$201,713
Vice President, HD Operations

Notes:

(1)
This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at March 31, 2009 ($6.30), and the exercise price of the option. Where the difference is a negative number the value is deemed zero or Nil.

(2)	Represents the numbers of Units and Performance Share Units that either vest based on time or performance criteria.

(3)
This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the TSX as at March 31, 2009 ($6.30). Such amounts may not represent the actual value of the Units which ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Unvested Options, vesting on May 26, 2010 or sooner with specific performance criteria being met.

(5)	Comprising 14,286 vested and 7,142 unvested Options vesting on September 29, 2009.

(6)	Comprising 17,142 vested and 8,572 unvested Options vesting on September 29, 2009.

(7)	Comprising 2,857 vested and 5,714 unvested Options vesting on April 1, 2010.

During the year ended March 31, 2009, employees of the Corporation were granted (including grants made to Named Executive Officers) 259,957 Units at a deemed market price of $14.90, and 5,000 Options at an exercise price of $5.71, and 407,892 Units at a deemed market price of $5.25, on August 6, 2008, November 7, 2008, and November 12, 2008 respectively.
Incentive Plan Awards — Value Vested or Earned During the Year

			Non-equity incentive
	Option-based awards —	Share-based awards —	plan compensation —
	Value vested	Value vested	Value earned
	during the year	during the year	during the year
Named Executive Officer	($)(1)	($)(2)	($)
David Demers	Nil	84,990	315,281

Elaine Wong	38,210	49,930	272,975

J. Michael Gallagher	Nil	79,685	290,390

Nicholas Sonntag	45,855	11,041	151,967

Melih Ogmen	12,200	9,000	51,713

Notes:

(1)	This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date.

(2)
The values given in this column refer to the value of Units granted to the Named Executive Officers in 2009 as part of payments for Fiscal 2008 annual incentive bonuses. Long term incentive awards granted during the year have not vested. This value was determined by calculating the dollar value realized by multiplying the number of Common Shares by the market value of the underlying Common Shares on the vesting date which was the grant date.

Employment Agreements — Termination and Change of Control
All of Westport’s Named Executive Officers have entered into employment agreements with Westport that have indefinite terms. Pursuant to the terms of each employment agreement, each executive officer is entitled to an annual base salary, annual or discretionary incentive bonuses and long term incentives through the granting from time to time of Options and Units pursuant to Westport’s equity based compensation plans. Agreements for Mr. Demers, Ms. Wong, Dr. Gallagher and Mr. Sonntag include standard industry terms and conditions, including intellectual property, confidentiality, and non competition and non-solicitation provisions. Dr. Ogmen has signed a separate proprietary rights and confidentiality agreement.
Pursuant to the terms of the above-described employment agreements, in the event of termination of an executive’s employment by Westport without cause, each of the Named Executive Officers is entitled to an amount ranging from twelve to twenty-four months salary and benefits, may be entitled to annual or incentive bonuses, and may be entitled to immediate vesting of all unvested Options and Units previously granted to the Named Executive Officer.

Mr. Demers and Dr. Gallagher are entitled to an amount of the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and are additionally entitled to the immediate vesting of all unvested Options and Units previously granted to them in the event of such termination.
Ms. Wong is entitled to an amount of twelve months of salary and benefits plus one month of additional salary and benefits for every year of service as an executive, to a maximum of eighteen months of salary, benefits and the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options and Units previously granted to her in the event of such termination. Based on Ms. Wong’s length of service with the Corporation, she has reached the maximum level of eighteen months.
Mr. Sonntag is entitled to an amount of twelve months of salary and benefits in his first year of service, an amount of eighteen months of salary and benefits in his second year of service, an amount of twenty-four months of salary and benefits after his second complete year of service, and, in any year, the immediate vesting of all unvested Options and Units previously granted to him in the event of such termination. Based on Mr. Sonntag’s length of service with the Corporation, Mr. Sonntag has reached the maximum level of twenty-four months.
Dr. Ogmen is entitled to an amount of twelve months of salary and benefits in the event of termination without cause.
Mr. Demers, Dr. Gallagher and Ms. Wong each have change of control provisions in their respective employment agreements that provide that if they are terminated following a change of control, or should they resign following a change of control, they are entitled to an amount equal to not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options and Units previously granted to them.
Mr. Sonntag has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount not less than two years of salary, benefits and annual or incentive bonuses, and to the immediate vesting of all unvested Options and Units previously granted to him.
Dr. Ogmen has no change of control provision in his employment agreement.
For the purpose of the above with respect to Mr. Demers, Dr. Gallagher and Ms. Wong, a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport owning less than 50% of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of Westport of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees. For Mr. Sonntag, item i) above is; the acquisition, by whatever means, by an entity of ownership or control of more than 50% of the Common Shares.

The following table sets forth, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of their employment, without cause on March 31, 2009, and the amount such person would have been entitled to receive if a change of control triggered the termination event, as per such persons employment agreement on March 31, 2009.
Termination of Employment Without Cause

	Severance	Bonus	Accelerated Vesting	Total
	($)	($)	($)(1)	($)(2)
David Demers	900,000	450,000	1,907,754	3,257,754
Elaine Wong	412,500	206,250	1,006,843	1,625,593
J. Michael Gallagher	850,000	712,500	1,525,011	3,087,511
Nicholas Sonntag	800,000	0	862,130	1,662,130
Melih Ogmen	220,000	0	0	220,000
Termination of Employment Following Change of Control

	Severance	Bonus	Accelerated Vesting	Total
	($)	($)	($)	($)(2)
David Demers	900,000	450,000	1,907,754	3,257,754
Elaine Wong	550,000	275,000	1,006,843	1,831,843
J. Michael Gallagher	850,000	712,500	1,525,011	3,087,511
Nicholas Sonntag	800,000	400,000	862,130	2,062,130
Melih Ogmen(3)	220,000	0	0	220,000

Notes:

(1)
Accelerated Vesting value is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the TSX as at March 31, 2009 ($6.30).

(2)
Total compensation due upon termination of employment with out cause or in the event of a change of control does not include the sum of 24 months benefits. Based on Westport’s benefit programs only coverage of BC medical service plan and extended health benefits would be compensated for the twenty four month period. These benefits would range for each executive from $2,304 to $6,403.

(3)
Dr. Ogmen does not have a separate entitlement for termination upon a change of control however his employment contract entitles him to a payment in the event of termination of employment without cause as described above.

Director Compensation
On April 25, 2008, the Board of Directors approved a new director compensation plan that recognizes the directors’ time commitments that brings Board of Directors compensation closer in line with that provided to other directors of comparable companies. Directors receive a fixed retainer for services rather than a fee per meeting.
Commencing in the 2009 Fiscal Year, non-management directors were paid an annual retainer of U.S. $40,000, with the Chairman of Westport receiving an annual retainer of U.S. $100,000. Non-management directors were also entitled to an annual fee of U.S. $7,500 for serving as a member of the Strategy Committee, the OEM Development and Operations Committee (the “OEM Committee”) or the HRC Committee of the Board of Directors, and an annual fee of U.S. $8,500 for serving as a member of the Audit Committee or Nominating and Corporate Governance Committee of the Board of Directors. Committee Chairs received an annual retainer of U.S. $10,000, with the exception of the Audit Committee Chair, who received an annual retainer of U.S. $15,000. Outside Westport directors do not receive payment for Board of Directors or committee meetings attended in person or by telephone. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings. If a meeting or group of meetings is held outside of Canada or the United States, an attending director receives an addition fee of U.S. $1,000 per day over the three day required attendance for the meeting in recognition of the additional time required to travel to and from the meeting or meetings.

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during the financial year ended March 31, 2009, excluding those directors who were Named Executive Officers.

				Non-equity
	Fees	Share-based	Option-based	incentive plan	All other
	earned	awards	awards	compensation	compensation	Total
Name	(US$)	(US$)	(US$)(1)	(US$)	(US$)(2)	(US$)
John A. Beaulieu	137,250	N/A	29,389	N/A	4,000	170,639

Warren J. Baker	57,500	N/A	29,389	N/A	1,000	87,889

Henry F. Bauermeister Jr.	73,500	N/A	29,389	N/A	3,000	105,889

M.A. (Jill) Bodkin	46,500	N/A	29,389	N/A	3,000	78,889

Dezsö J. Horváth	74,500	N/A	29,389	N/A	1,000	104,889

Sarah Liao Sau Tung	35,625	N/A	29,389	N/A	3,000	68,014

Andrew J. Littlefair	47,500	N/A	29,389	N/A	0	76,889

Albert Maringer	35,625	N/A	29,389	N/A	3,000	68,014

Notes:

(1)
This represents the total of the fair market value of the Options granted to each Director during the fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to Canadian Generally Accepted Accounting Principles. Fair value for accounting purposes is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period. Fair market value is determined in accordance with Section 3870 of the CICA Handbook (accounting fair value). It has then been converted to United States Dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on August 6, 2008 which was 0.9951. The Canadian dollar amount is $30,771 for all Directors, respectively.

(2)	Represents the amount of additional fees paid to directors for travel to meetings outside of Canada or the United States.

Incentive Plan Awards
The following table and notes thereto set out information concerning all option-based and share-based awards outstanding at March 31, 2009, for the following individuals who were directors of Westport during the financial year ended March 31, 2009, excluding those directors who were Named Executive Officers. This table is being reported in Canadian dollars as all grants and exercises are in Canadian dollars.

	Option-based Awards				Share-based Awards
					Number of	Market or
					Common	payout
					Shares or	value of
	Number of				units of	share-
	securities			Value of	Common	based
	underlying	Option		unexercised	Shares that	awards
	unexercised	exercise	Option	in-the-money	have not	that have
	options	price	Expiration	options	vested	not vested
Name	(#)	(CDN$)	Date	(CDN$)(1)	(#)	(CDN$)

John A. Beaulieu	1,428	24.50	10-Sep-09	Nil	Nil	Nil
	1,428	11.55	28-Oct-10	Nil
	1,428	6.30	3-Sep-11	Nil
	1,428	6.90	9-Sep-12	Nil
	1,428	4.87	25-Jul-13	2,042
	4,285	4.87	25-Jul-13	6,128
	4,285	10.50	19-Jul-15	Nil
	4,285	14.90	6-Aug-16	Nil

Warren J. Baker	2,857	11.55	25-Oct-10	Nil	Nil	Nil
	1,428	6.30	3-Sep-11	Nil
	1,428	6.90	9-Sep-12	Nil
	1,428	4.87	25-Jul-13	2,042
	4,285	4.87	25-Jul-13	6,128
	4,285	3.29	21-Jul-14	12,898
	4,285	10.50	19-Jul-15	Nil
	4,285	14.90	6-Aug-16	Nil

Henry F. Bauermeister Jr.	1,428	4.41	7-Feb-14	2,699	Nil	Nil
	4,285	3.29	21-Jul-14	12,898
	4,285	10.50	19-Jul-15	Nil
	4,285	14.90	6-Aug-16	Nil

M.A. (Jill) Bodkin	4,285	14.90	6-Aug-16	Nil	Nil	Nil

Dezsö J. Horváth	2,857	24.50	10-Sep-09	Nil	Nil	Nil
	1,428	11.55	30-Oct-10	Nil
	1,428	6.30	3-Sep-11	Nil
	1,428	6.90	9-Sep-12	Nil
	1,428	4.87	25-Jul-13	2,042
	4,285	4.87	25-Jul-13	6,128
	4,285	10.50	19-Jul-15	Nil
	4,285	14.90	6-Aug-16	Nil

Sarah Liao Sau Tung	4,285	14.90	6-Aug-16	Nil	Nil	Nil

Andrew J. Littlefair	4,285	10.50	19-Jul-15	Nil	Nil	Nil
	4,285	14.90	6-Aug-16	Nil

Albert Maringer	4,285	14.90	6-Aug-16	Nil	Nil	Nil

Note:

(1)
This is amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at March 31, 2009 ($6.30), and the exercise price of the Option. Where the difference is a negative number the value is deemed zero or Nil.

The following table and notes thereto set out information concerning the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ended March 31, 2009, for the following individuals who were directors of Westport during the financial year ended March 31, 2009, excluding those directors who were Named Executive Officers.

	Option-based awards —	Share-based awards —	Non-equity incentive plan
	Value vested	Value vested	compensation — Value earned
	during the year(1)	during the year(2)	during the year(3)
Name	($)	($)	($)
John A. Beaulieu	Nil	N/A	N/A

Warren J. Baker	Nil	N/A	N/A

Henry F. Bauermeister Jr.	Nil	N/A	N/A

M.A. (Jill) Bodkin	Nil	N/A	N/A

Dezsö J. Horváth	Nil	N/A	N/A

Sarah Liao Sau Tung	Nil	N/A	N/A

Andrew J. Littlefair	Nil	N/A	N/A

Albert Maringer	Nil	N/A	N/A

Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date. As the Options were granted fully vested on the grant date the Options value would be zero.

(2)	No share-based awards were granted to Directors.

(3)	There is no non-equity incentive plan for Directors.
PERFORMANCE GRAPH
The Common Shares have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”), under the trading symbol “WPT” since June 30, 1999. Prior to that time they were traded on The Alberta Stock Exchange. The following graph and table is a reporting requirement under Canadian securities laws, and compares the change in the cumulative total Shareholder return on the Common Shares over the period from March 31, 2004 to March 31, 2009 (assuming a $100 investment was made on March 31, 2004 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Index over the same period, assuming reinvestment of dividends.
Cumulative Total Shareholder Return on $100 Invested in
Common Shares on March 31, 2004

	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2004	2005	2006	2007	2008	2009

t S&P/TSX Composite Index	$100	$113.93	$146.32	$163.04	$169.56	$112.95

■ Westport	$100	$81.01	$42.51	$71.06	$137.98	$77.91

The trend shown in this graph does not reflect Westport’s trend in compensation to its Named Executive Officers. The Corporation’s market prices for its shares are impacted by a number of external factors including the overall market sentiment for the energy technology sector. While the total shareholder return trend does not reflect the increase in Named Executive Officer compensation over the 5 year period, the achievement of other significant Corporation and individual performance milestones such as revenue growth, strategic initiatives, and the need to retain executive talent in a competitive market environment accounted for the increase in compensation during the period.
EQUITY COMPENSATION PLAN INFORMATION
On July 24, 2008 the Corporation completed a share consolidation of its Common Shares on a three-and-one-half to one basis. As a result all the Option and Unit numbers relating to Westport’s Stock Option Plan (the “Stock Option Plan”) and Unit Plan discussions below have been adjusted accordingly.
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth, as at March 31, 2009, information in respect of the compensation plans of Westport under which Common Shares are authorized for issuance:

	Number of Common		Number of Common
	Shares to be Issued		Shares Remaining
	Upon Exercise of	Weighted-Average	Available for Future
	Outstanding Options,	Exercise Price of	Issuance Under Equity
Plan Category	Warrants and Rights(2)	Outstanding Options	Compensation Plans
Equity compensation plans approved by security holders
Stock Option Plan	1,096,606	$6.76	99,275
2001 Performance Unit Plan	11,428		—
Unit Plan(1)	1,718,542		100,783
Equity compensation plans not approved by security holders (3) (4)	39,557	$14.15	—

Total	2,866,133	$7.32	200,058

Notes:

(1)	Westport’s Performance Share Unit Plan as amended July 2006 and July 2008 (the “Unit Plan”, as hereinafter defined). See “Share Unit Plans” below.

(2)
The average life remaining on the outstanding Options under the Stock Option Plan is 3.9 years. The average life remaining on the outstanding Units under both the 2001 Performance Unit Plan and the Unit Plan is 6.2 years.

(3)
In January 2003, as part of a negotiated initial employment arrangement, Westport granted options to acquire up to 14,285 Common Shares to Dr. Gallagher with an exercise price per Common Share of $9.14, being the market value of the Common Shares on the date of grant of the options. These options expire on January 6, 2011 and are fully vested.

(4)
Mr. Guff Muench, former President of Cummins Westport Inc., has options to acquire up to 25,272 Common Shares at a weighted average exercise price of $16.97. The options were granted when Mr. Muench was President of Cummins Westport Inc.

The following table sets forth, as at June 3, 2009, information in respect of the compensation plans of Westport (being the Stock Option Plan, the Unit Plan and the Options and Units described above) under which Common Shares are authorized for issuance:

	Number of Common		Number of Common
	Shares to be Issued Upon		Shares Remaining
	Exercise of Outstanding	Weighted-Average	Available for Future
	Options, Warrants and	Exercise Price of	Issuance Under Equity
Plan Category	Rights(2)	Outstanding Options	Compensation Plans
Equity compensation plans approved by security holders
Stock Option Plan	1,085,226	$6.71	108,339
2001 Performance Unit Plan	11,428		—
Unit Plan(1)	1,707,858		111,467
Equity compensation plans not approved by security holders (3) (4)	14,285	$9.14	—

Total	2,818,797	$7.04	219,806

Notes:

(1)	Westport’s Performance Share Unit Plan as amended July 2006 and July 2008 (the “Unit Plan”, as hereinafter defined). See “Share Unit Plans” below.

(2)
The average life remaining on the outstanding Options under the Stock Option Plan is 3.9 years. The average life remaining on the outstanding Units under both the 2001 Performance Unit Plan and the Unit Plan is 6.2 years.

(3)
In January 2003, as part of a negotiated initial employment arrangement, Westport granted options to acquire up to 14,285 Common Shares to Dr. Gallagher with an exercise price per Common Share of $9.14, being the market value of the Common Shares on the date of grant of the options. These options expire on January 6, 2011 and are fully vested.

(4)	Options granted to Mr. Guff Muench, to acquire up to 25,272 Common Shares were cancelled on May 31, 2009.
Westport currently has in place two active equity based compensation plans, the Stock Option Plan and the Unit Plan, both of which are described in more detail below.
Stock Option Plans
On July 22, 2003, the Board of Directors adopted the Stock Option Plan, which stipulated that the maximum number of Common Shares issuable under it would not exceed 2,014,285 (equivalent to 7,050,000 on a pre-consolidation basis) Common Shares (or 6.3% of the currently issued and outstanding Common Shares). The Stock Option Plan was approved by Shareholders at the Annual and Special Meeting of Westport held on September 3, 2003 and was subsequently amended and approved by Shareholders on July 8, 2008.
The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees, and providers of services to Westport or Westport’s subsidiaries. The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider within a one-year period cannot exceed 3% of the outstanding Common Shares. Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares. Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant. The period during which an option may be exercised shall be determined by the Board of Directors at the time the option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such option is granted, provided that no option shall be exercisable for a period exceeding eight years from the date the option is granted.

The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee, or service provider of Westport or its subsidiaries, as the case may be (provided that such option holder has ceased to be a director, officer, employee, or provider of services for a reason other than cause, death, permanent disability, or normal retirement). In the event of the death or permanent disability of a holder, any option previously granted to him or her shall be exercisable until the end of the option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier. In the event an optionholder ceases to be a director, officer, employee, or service provider for cause, any option previously granted to him or her shall immediately expire and terminate. If an option expires during a blackout period imposed by Westport, the expiry date of the option is extended for ten business days after the end of the last day of the blackout period. Also, if the option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the option expires four business days after the end of the blackout period, the expiry date for that option is extended by an additional six business days. In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs. Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the option in the event of the death of the optionee. The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals. Any amendment to the Stock Option Plan must be approved by a majority of votes cast at a meeting of the Shareholders.
As at March 31, 2009, an aggregate of 1,096,606 Options were outstanding under the Stock Option Plan, representing approximately 3.4% of the issued and outstanding Common Shares, and as at June, 3, 2009, an aggregate of 1,085,226 such Options were outstanding, representing approximately 3.4% of the issued and outstanding Common Shares, with 108,339 Common Shares remaining available for issuance in connection with new Options grants under the Stock Option Plan.
The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person’s employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.
Certain amendments to the Stock Option Plan are being proposed for Shareholder approval at the Meeting. See “Particulars of Matters to be acted upon at the Meeting — Amendment to Security Based Compensation Plans”, below.
Share Unit Plans
A Unit granted pursuant to Westport’s Performance Share Unit Plan (the “Unit Plan”) entitles the holder, subject to the terms and conditions of the plan and the holder’s unit agreement, to receive one fully paid Common Share.
In 2001, Shareholders approved the 2001 Performance Unit Plan. A maximum of 428,571 (equivalent to 1,500,000 on a pre-consolidation basis) Common Shares were issuable pursuant to the 2001 Performance Unit Plan and as at March 31, 2009, an aggregate of 11,428 performance units were outstanding under the 2001 Performance Unit Plan, representing 0.04% of the issued and outstanding Common Shares. No further units will be granted under the 2001 Performance Plan.
In September 2003, Shareholders approved a new performance unit plan (the “2003 Unit Plan”) to replace the 2001 Performance Unit Plan. The primary objective of the 2003 Unit Plan when implemented was to conserve cash reserves by using equity to pay part of the annual and other incentives to Westport’s officers, employees, and directors (including those of Westport’s subsidiaries). Specifically, the 2003 Unit Plan was used to issue performance Units to: (i) recognize contributions made by employees or contractors in accordance with Westport’s existing bonus plans and compensation; (ii) serve in lieu of cash payments to Westport’s directors in respect of annual retainers; (iii) enable Westport to attract key employees by issuing performance units as signing bonuses; (iv) enable Westport to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees; or (v) enable Westport to issue units in lieu of cash payments for selected consulting or contract services.

The aggregate number of Common Shares initially reserved for issuance under the 2003 Unit Plan was limited to 714,285 (equivalent to 2,500,000 on a pre-consolidation basis). At the 2006 Annual and Special Meeting of Westport, a resolution was approved to amend the 2003 Unit Plan to increase the number of Common Shares reserved for issuance thereunder. The Board of Directors determined that an additional 1,428,571 (equivalent to 5,000,000 on a pre-consolidation basis) Common Shares be reserved for issuance under the 2003 Unit Plan and the fixed maximum number of Common Shares reserved under the Unit Plan be amended accordingly, resulting in a maximum of 2,142,856 (equivalent to 7,500,000 on a pre-consolidation basis) Common Shares being reserved for issuance under the revised plan, being 6.7% of the currently issued and outstanding Common Shares. The Board of Directors additionally approved and recommended a number of amendments to the 2003 Unit Plan to incorporate certain recommendations made by Institutional Shareholder Services, Inc. The significant amendments to the 2003 Unit Plan were approved by Shareholders at Westport’s 2006 Annual and Special Meeting with the amended plan being referred to as the “Unit Plan” herein. The current terms of the Unit Plan provide that (i) Units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments; (ii) Units may not be granted for selected consulting or contract services; and (iii) the number of Common Shares reserved for issuance to insiders under the 2003 Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period. Additionally, amendments to the Unit Plan are being proposed for approval by the Shareholders at the Meeting to make certain housekeeping and administrative amendments to the Unit Plan and to amend the amendment provisions of the Unit Plan. See “Particulars of Matters to be acted upon at the Meeting — Amendment to Security Based Compensation Plans”, below.
The Board of Directors has the discretion to select the participants to the Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines. The Unit Plan also stipulates that: (i) the number of Common Shares issued to any one insider and such insider’s associates (as that term is defined by the Securities Act (British Columbia)) under the Unit Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 3% of the outstanding Common Shares; and (ii) the number of Common Shares that may be issued under the Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate. The Board of Directors may amend or revise the terms of the Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan.
The Units under the Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date. If a share unit expires during a blackout period imposed by Westport, the expiry date of the unit is extended for ten business days after the end of the last day of the blackout period. Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days. Units or any rights or interest of a holder under the Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution. Units or any rights or interest of a holder under the Unit Plan may also be assigned to the extent permitted by law.

As at March 31, 2009, an aggregate of 1,718,542 Units were outstanding under the Unit Plan, representing 5.3% of the issued and outstanding Common Shares, and as at June 3, 2009, an aggregate of 1,707,858 Units were outstanding, representing 5.3% of the issued and outstanding Common Shares. As at June 3, 2009, 111,467 Common Shares remain available for issuance in connection with new Unit grants under the Unit Plan.
Minimum Share Ownership Guidelines
Westport directors are required to hold a minimum value of Common Shares or Units of Westport equal to their annual retainer, to be acquired over a three-year period and each of Westport’s executive officers is required to hold a minimum value of Common Shares or Units or Options of Westport equal to his or her annual salary, to be acquired over a five-year period.
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING — AMENDMENTS TO SECURITY BASED COMPENSATION PLANS
Westport wishes to amend its Stock Option Plan and the Unit Plan to make certain housekeeping amendments, to convert the Stock Option Plan from a “fixed number plan” to a “rolling plan” and to clarify when Shareholder approval will be required for amendments to such plans.
The following table sets forth, as at June 3, 2009, information in respect of the compensation plans of Westport (being the Stock Option Plan, the 2001 Unit Plan, and the Unit Plan) under which Common Shares are authorized for issuance and the percent of the issued and outstanding Shares represented by that number of Shares is as follows:

					Number of Common		Total Number of
					Shares Remaining		Remaining Common
	Number of Common Shares to be Issued Upon				Available for Future		Shares Reserved for
Plan	Exercise of Outstanding				Issuance		Issue
	Vested		Unvested
		% of		% of		% of		% of
		Outstanding		Outstanding		Outstanding		Outstanding
	No. Of	Shares	No. Of	Shares	No. Of	Shares	No. Of	Shares
Stock Option Plan	740,107	2.31%	345,119	1.08%	108,339	0.34%	1,193,565	3.72%
2001 Performance Unit Plan	11,428	0.04%	0	0.00%	0	0.00%	11,428	0.04%
Unit Plan	586,132	1.83%	1,121,726	3.50%	111,467	0.35%	1,819,325	5.68%
Equity compensation plans not approved by security holders	14,285	0.04%	0	0.00%	0	0.00%	14,285	0.04%

Total	1,351,952	4.22%	1,466,845	4.58%	219,806	0.69%	3,038,603	9.48%

The Corporation believes that Options remain a key component of long term compensation for all of Westport’s employees as granting programs are designed to retain Westport’s employees and align Shareholder interests to Westport’s employee’s compensation. The number of Common Shares which are reserved for issuance in respect of Options was last increased in 2003 with the adoption of the 2003 Stock Option Plan. Over the past six years Options have been granted in respect of the majority of the Common Shares reserved for issuance pursuant to the 2003 Stock Option Plan. The remaining reserve for issue under future Option grants is no longer sufficient to enable the Corporation to provide its employees and executives with long term incentives.
The Corporation is not seeking to increase the reserve limit under the Unit Plan, and no new grants will occur under the 2001 Performance Plan Unit plan.

As set out below, the Board of Directors have approved amendments to convert the Stock Option Plan from a fixed maximum number to a rolling maximum percentage plan of 3.72% effective immediately, with an increase in the rolling maximum percentage to 5.0% of outstanding shares, upon the exercise of the 586,132 exercisable Units that have not been converted to Shares by the current Unit holders. The conversion of the Stock Option Plan to a “rolling plan”, on the basis of each of the above noted 3.72% and 5.0% basis shall be voted on separately at the meeting from the other amendments to the Stock Option Plan described herein. Based on the Corporation’s capitalization at June 3, 2009, there is no change in the existing percentage of outstanding shares authorized for issuance under the Stock Option Plan if the conversion to the rolling maximum plan of 3.72% from a fixed number is adopted. If the amendment to increase the Stock Option Plan to a rolling maximum plan of 5% was adopted as at June 3, 2009, this would result in a change in the potential dilution from all equity plans from the current 9.48% to 10.76%.
While potential dilution is one measure against which to assess whether a proposed change in the number of Shares reserved for issuance is reasonable in the circumstances, we understand that certain investor advisory firms primarily rely on other measures to assess whether a proposed increase is reasonable. One such measure is the cost of the Common Shares reserved for issuance under the equity plans to shareholder value. This cost is calculated by using a binomial option pricing model to determine the aggregate cost of the Common Shares reserved for issuance, and dividing that figure into the market capitalization of the Corporation.
In determining the equity plan cost for the proposed 5% rolling Stock Option Plan the Corporation excluded the vested and exercisable Units (586,132) that have not currently been converted to Common Shares by the Unit holders. The Corporation felt that these Units can be or could have been converted at any time by the Unit holders. Of these 586,132 Units 167,201 were granted as part of annual bonus payments in lieu of cash payments to conserve the Corporation’s cash and 418,931 Units were granted as long term incentive from 2004 to 2006 where vesting criteria based on performance or time have been reached.
The Corporation has undertaken an analysis following the above costing model in comparing the average figures for companies in the same industry in order to assess whether this cost exceeds the industry average and determined that the proposed increase in number of Options available for issuance under either a 3.72% (the current equivalent percentage to the number of Common Shares reserved for issuance under the Stock Option Plan) or 5% rolling plan will not result in the cost exceeding the applicable industry average.
If the proposed amendments are approved by Shareholders, the Corporation will implement the amendment of the Stock Option Plan to a maximum percentage 3.72% rolling plan immediately, and will implement the amendment to a 5% maximum percentage rolling plan only after 586,132 vested Units are redeemed by employees, with all other approved changes adopted as at the time of their approval by Shareholders.
If the proposed conversion to the Stock Option Plan to a 3.72% “rolling” plan had been adopted on June 3, 2009 a maximum of 9.48% of the Corporation’s outstanding Shares would have been reserved and authorized for issuance under all of the Corporation’s Shareholder approved and non approved equity compensation plans. If the proposed conversion to the Stock Option Plan to a 5% “rolling” plan had been adopted on June 3, 2009 a maximum of 10.76% of the Corporation’s outstanding Common Shares would have been reserved and authorized for issuance under all of the Corporation’s Shareholder approved and non approved equity compensation plans.

Amendments to the Stock Option Plan
The Board of Directors have approved amendments to the Stock Option Plan to clarify that Shareholder approval will not be required for amendments to the Stock Option Plan, except for any amendment or modification that:
(a)	increases the number of shares reserved for issuance under the Stock Option Plan;
(b)
reduces the exercise price of an option, except for the purpose of maintaining option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an option prior to its expiry date for the purpose of reissuing Options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an option);

(c)
extends the term of an option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport’s Disclosure Policy);

(d)	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of Westport (or any affiliate) and its consultants (or any affiliates).
(e)	extends the total value of Shares which my be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;
(f)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(g)	permits awards other than Options to be made under the Stock Option Plan; or

(h)	amends the amendment provisions contained in the Stock Option Plan
With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval. Examples of the types of changes that may be made by the Board of Directors without Shareholder approval include, but are not limited to, the following:
(a)	amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Stock Option Plan;

(b)	termination or suspension of the Stock Option Plan;
(c)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;
(d)	adjustments to outstanding Options in the event of certain transactions entered into by Westport;
(e)	amendments to the vesting provisions of any outstanding option (including without limitation, acceleration of vesting);

(f)	amendments with respect to the method or manner of exercise of any Option;

(g)
amendments to the termination provisions set out in the Stock Option Plan or any outstanding Option, provided no such amendment may result in: (i) an extension of any outstanding option beyond 5 years from the original date of grant (without regard to extensions arising in respect of a self-imposed black-out under Westport’s Disclosure Policy, as more particularly described below); or (ii) the granting of an option with an expiry date later than 5 years from the date of grant (without regard to an extension of the option arising in respect of a self-imposed black-out under Westport’s Disclosure Policy, as more particularly described below); and

(h)	adjustments to reflect stock splits, stock dividends or other alterations to the capital stock of Westport.
The Stock Option Plan is also proposed to be amended to: (a) reduce the maximum option term from 10 years to 5 years; (b) to add the restrictions to the Stock Option Plan that within any one financial year period, the total value of the Options or Common Shares granted to a non-executive director, as determined by the Board on the grant date of Options or Common Shares under any of the Corporation’s equity compensation plans to the non-executive director, shall not exceed $100,000; and (c) to increase the maximum number of Common Shares permitted to be issued to any one insider and such insider’s associates under the Stock Option Plan or any other share compensation arrangement, within a one year period, from 3% to 5%.
In January 2005, the TSX revised its requirements concerning security based compensation arrangements (the “2005 TSX Requirements”) to permit issuers to adopt “rolling” security based compensation arrangements, being arrangements that permit the issuance of a number of securities equal to a fixed percentage of the number of listed securities outstanding at any point in time. The 2005 TSX Requirements provide that issuers intending to adopt a “rolling” security based compensation plan must seek shareholder approval when such arrangement is instituted and every three years thereafter.
The Board of Directors desires to amend the Stock Option Plan to convert the Stock Option Plan to a “rolling” plan, such that Westport may grant Options entitling the holders thereof to acquire, Common Shares reserved for issuance of Westport, up to 3.72% of the number of issued and outstanding Common Shares from time to time (calculated on a non-diluted basis), with an additional increase to a maximum of 5% upon the exercise of 586,132 vested share Units outstanding under the Corporation’s Unit Plan. If any option granted under the Stock Option Plan is exercised or expires or terminates without having been exercised, the number of Common Shares to which such Option relates would be available for the purpose of future Options granted under the Stock Option Plan. For greater clarity, notwithstanding the “reloading” of any such exercised, terminated or expired Options under the amended Stock Option Plan, as proposed, the number of Common Shares available to be issued pursuant to the exercise of Options outstanding under the revised Stock Option Plan, and any other security based compensation arrangements, at any point in time may not exceed 10.76% of the number of issued and outstanding Common Shares. At the Meeting, Shareholders will be asked to consider and, if thought fit approve, the above described amendments to the Stock Option Plan.
A Copy of the revised Stock Option Plan proposed for approval, reflecting the changes made to the existing Stock Option Plan is attached to this Circular as Schedule “B”. If approved by Shareholders, section 4(b) of the Stock Option Plan will also be amended to convert the Stock Option Plan from a fixed maximum number plan to a rolling plan as indicated.
In addition to the above described amendments, the Board of Directors has approved a number of house-keeping amendments to the Stock Option Plan consistent with the above amendments.

The text of the ordinary resolutions to be presented to Shareholders for consideration at the Meeting in respect of the amendment of the Corporation’s Stock Option Plan are as follows:
STOCK OPTION PLAN RESOLUTION 1.
“BE IT RESOLVED THAT:
(1)
the amendments to the Stock Option Plan of Westport reflected in the form of the revised Stock Option Plan attached to the Information Circular of Westport, dated June 3, 2009, be and the same are hereby ratified and confirmed, without amendment; and

(2)
any one director or officer of Westport is authorized, on behalf of Westport, to execute and deliver all documents and do all things as such person may consider necessary or advisable to give effect to this resolution.”

Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the ordinary resolution ratifying and confirming the foregoing amendments to the Stock Option Plan. In order to be approved, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting in respect of such resolution.
STOCK OPTION PLAN RESOLUTION 2.
“BE IT RESOLVED THAT:
(1)
Effective immediately, Section 4(b) of the Corporation’s Stock Option Plan be amended to change the maximum number of Common Shares which may be issuable pursuant to options granted under the Stock Option Plan to an amount equal to 3.72% of the issued and outstanding Common Shares of the Corporation on a rolling basis;

(2)	The unallocated entitlements under the amended and restated Stock Option Plan are hereby approved until July 16, 2012; and

(3)
any one director or officer of Westport is authorized, on behalf of Westport, to execute and deliver all documents and do all things as such person may consider necessary or advisable to give effect to this resolution.”

Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the ordinary resolution ratifying and confirming the foregoing amendments to the Stock Option Plan. In order to be approved, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting in respect of such resolution.
STOCK OPTION PLAN RESOLUTION 3.
“BE IT RESOLVED THAT:
(1)
Upon the exercise of 586,132 vested units outstanding under the Corporation’s performance share unit plan, Section 4(b) of the Corporation’s Stock Option Plan be amended to change the maximum number of Common Shares which may be issuable pursuant to options granted under the Stock Option Plan to an amount equal to 5% of the issued and outstanding Common Shares from 3.72% of the issued and outstanding Common Shares on a rolling basis;

(2)	The unallocated entitlements under the amended and restated Stock Option Plan are hereby approved until July 16, 2012; and

(3)
any one director or officer of Westport is authorized, on behalf of Westport, to execute and deliver all documents and do all things as such person may consider necessary or advisable to give effect to this resolution.”

Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the ordinary resolution ratifying and confirming the foregoing amendments to the Stock Option Plan. In order to be approved, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting in respect of such resolution.
Amendments to the Unit Plan
The Board of Directors have additionally approved amendments to the Unit Plan in similar fashion to those amendments described above for the Stock Option Plan in order to clarify that Shareholder approval will not be required for amendments to the Unit Plan, except for any amendment or modification that:
(a)	increases the number of Common Shares reserved for issuance under the Unit Plan;
(b)	extends the term of a Unit beyond the maximum expiry date set out in the Unit Plan (except where an expiry date would have fallen within a Blackout Period);
(c)	extends eligibility to participate in the Unit Plan to persons other than officers, directors, employees of Westport (or any affiliate) and consultants to Westport (or any affiliate);
(d)	extends the total value of Units which may be granted to a nonexecutive director under the Unit Plan or any other share compensation arrangement of Westport;
(e)	permits Units to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(f)	permits awards other than Units to be made under the Unit Plan; or

(g)	amends these amendment provisions of the Plan;
With the exception of the foregoing amendments, the Unit Plan, as amended, provides that all other amendments to the Unit Plan may be made by the Board of Directors without Shareholder approval. Examples of the types of changes that may be made by the Board of Directors without Shareholder approval include, but are not limited to, the following:
(a)	amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Unit Plan;

(b)	amendments providing for the termination or suspension of the Unit Plan;
(c)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;
(d)	adjustments to outstanding Units in the event of certain transactions entered into by Westport;

(e)	amendments to the vesting provisions of any outstanding Units (including, without limitation, acceleration of vesting);

(f)	amendments with respect to the method or manner of exercise of any Units;
(g)
amendments to the termination provisions set out in the Unit Plan or any outstanding Units, provided no such amendment may result in: (i) an extension of any outstanding Unit beyond 10 years from the original date of grant (without regard to extensions arising in respect of a Blackout Period); or (ii) the granting of a Unit with an expiry date later than 10 years from the date of grant (without regard to an extension of the Unit arising in respect of a Blackout Period); and

(h)	adjustments to reflect stock splits, stock dividends or other alterations to the share capital of Westport.
The Unit Plan is additionally proposed to be amended: (a) such that Units are deemed exercised within a specific time period once they have vested; (b) to add the restrictions to the Unit Plan that within any one financial year period, the total value of the Units or Common Shares granted to a non-executive director, as determined by the Board on the grant date of Units or Common Shares under any of the Corporation’s equity compensation plans to the non-executive director, shall not exceed $100,000; (c) to clarify the treatment of Units granted to persons who are subject to taxation under the United States Internal Revenue Code and for whom the grant of Units constitutes “deferred compensation”; and (d) to increase the maximum number of Common Shares permitted to be issued to any one insider and such insider’s associates under the Unit Plan or any other share compensation arrangement, within a one year period, from 3% to 5%.
A Copy of the revised Unit Plan proposed for approval, reflecting the changes made to the existing Unit Plan is attached to this Circular as Schedule “C”.
The text of the ordinary resolution to be presented to Shareholders for consideration at the Meeting is as follows:
“BE IT RESOLVED THAT:
(1)
the amendments to the Performance Share Unit Plan of Westport, as summarized in the Information Circular of Westport, dated June 3, 2009, and reflected in the form of the revised Performance Share Unit Plan attached thereto be and the same are hereby ratified and confirmed, without amendment; and

(2)
any one director or officer of Westport is authorized, on behalf of Westport, to execute and deliver all documents and do all things as such person may consider necessary or advisable to give effect to this resolution.”

Unless otherwise directed, the management designees named in the accompanying Proxy intend to vote in favour of the ordinary resolution ratifying and confirming the foregoing amendments to the Unit Plan. In order to be approved, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting in respect of such resolution.
In the event that the resolutions regarding the amendment of the Stock Option Plan or the Unit Plan are not approved by the requisite majority at the Meeting, Westport will be limited in the number of Options and Units that it may grant under the Stock Option Plan and Unit Plan. Accordingly, Westport may be forced to provide an alternate form of compensation and incentives to its existing and future employees, directors and officers.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the directors, or executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation’s last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport’s since the commencement of Westport’s last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.
Mr. Littlefair, a member of Westport’s Board of Directors, is President, Chief Executive Officer and a director of Clean Energy Fuels Corp. (“Clean Energy”), a publicly traded company in which Westport has approximately 0.4% of the issued and outstanding Common Shares and with which Westport maintains an ongoing business relationship. In addition, Mr. Demers served as a director of Clean Energy until April 4, 2008. During the third quarter of the fiscal year ended March 31, 2008, Westport entered into a non-interest bearing, limited recourse loan of US$6.0 million with Clean Energy Finance, LLC. This loan allowed Westport to finance the establishment and maintenance of an inventory of approximately 75 liquefied natural gas fuel systems in anticipation of deliveries to customers of the Ports of Los Angeles and Long Beach, and is repayable only from the receipt of funds from the sale of these fuel systems. As at March 31, 2009 there was CAD$1.6 million remaining on the loan.
INTEREST OF PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as set forth below, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, or executive officer or anyone who has held office as such since April 1, 2008, or of any associate or affiliate of any of the foregoing in any matter to be acted in at the Meeting other than the election of directors except as described herein.
Westport’s directors and executive officers may be considered as having an interest in the amendments to the Stock Option Plan and Unit Plan as they have been and may be granted Options or Units thereunder.
RECEIPT OF 2009 FINANCIAL STATEMENTS
Westport’s financial statements for the fiscal year ended March 31, 2009 have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the Business Corporations Act (Alberta) (the “Act”) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.
ELECTION OF DIRECTORS
Unless otherwise directed, the persons named in the Proxy intend to vote in favour of the election, as directors of Westport, of the nominees whose names are set forth below. The Board of Directors cannot currently consist of less than one director and more than ten directors, with the number of directors within such range to be fixed from time to time by resolution of the Board of Directors. At the present time, Westport has ten directors. The Board of Directors has fixed the number of directors to be nominated at the Meeting at 10. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of Westport or applicable law. All of the current nominees were elected as directors by the Shareholders at last year’s Annual General Meeting. All of the proposed nominees who are currently directors of the Corporation have agreed to serve as directors if elected.

The following table and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport, and the number of securities of Westport owned by them or over which they exercise control or direction as at the Record Date.

John A. Beaulieu (74), a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002. He is also Chair of the Human Resources and Compensation Committee. Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986. Mr. Beaulieu’s business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products. Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co. Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California. Mr. Beaulieu is also a member of the board of directors of Mala Noche Resources Corp. (a mineral and exploration company), other privately-held venture backed enterprises, and one socially focused organization.
Chairman of the Board of Directors

Chair of the Human Resources and Compensation Committee

Member (former Chair) of the Nominating and Corporate Governance Committee

Member of the Audit Committee(2)

Member of the OEM Committee

11,738 Common Shares(1)

19,995 Options(1)

Warren J. Baker (70), a US citizen, of Avila Beach, California, USA, joined Westport’s board in September of 2002. He is currently Chair of the Nominating and Corporate Governance Committee. He has been President of California Polytechnic State University in San Luis Obispo, California since 1979. Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a member of the U.S. Business-Higher Education Forum. Dr. Baker has served as a member of the U.S. National Science Board, and has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation. Dr. Baker is also a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers’ Education Foundation, and is a member of the Board of Governors, U.S. — Mexico Foundation for Science and a member of the board of directors, MESA California (Mathematics-Engineering-Science Achievement).
Chair of the Nominating and Corporate Governance Committee Member of the Strategy Committee 2,142 Common Shares(1) 24,281 Options(1)

Henry F. Bauermeister Jr. (70), a US citizen, of Lee’s Summit, Missouri, USA, joined Westport’s board in October of 2005. He is currently Chair of the Audit and OEM Committee. From 1995 to 2005, Mr. Bauermeister was the President of Cummins Mid-America, the Cummins distributor for Kansas and Missouri, located in Kansas City. From 1978 to 1995, he was President of Diesel ReCon at Cummins Inc., the business unit responsible for remanufacturing and reselling used engines and parts. Under Mr. Bauermeister’s leadership, revenues at Cummins Diesel ReCon grew tenfold. Mr. Bauermeister is a Certified Public Accountant (Indiana) and received his bachelor’s degree from the University of Nebraska where he majored in Accounting and minored in Economics. Mr. Bauermeister has held a number of financial positions within Cummins including the Group Controller position for the Components Group.
Chair of the Audit Committee(2) Chair of the OEM Committee Member (former Chair) of the Human Resources and Compensation Committee 19,285 Common Shares(1) 14,283 Options(1)

M.A. (Jill) Bodkin (65), a Canadian citizen, of Vancouver, British Columbia, Canada. She has been the Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. In 2007, Ms. Bodkin was also appointed Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and later, Founding Chair of the British Columbia Securities Commission. Her mid-career graduate studies were in public finance at the Maxwell School, Syracuse University. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the boards of directors of the Laurentian Bank of Canada and KCTS 9 Television. Ms. Bodkin is the President of the Board of Pacific Coast Television, as well as President of Yaletown Venture Partners, VCC, Vancouver, and is a member of the Oversight Council for the Canadian Institute of Chartered Accountants. She has served on boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.
Member of the Audit Committee(2) Member of the Human Resources and Compensation Committee 3,500 Common Shares(1) 4,285 Options(1)

David R. Demers (53), a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a director since the company was formed in March of 1995. Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Mala Noche Resources Corp. (a mineral and exploration company), Cummins Westport Inc., a private company in which Westport has a 50% investment, and Juniper Engines Inc., a private company in which Westport has a 49% investment.
Chief Executive Officer Member of the Strategy Committee 104,176 Common Shares(1) 142,616 Options(1) 526,957 Units(1)

J. Michael Gallagher (62), a US citizen, of Vancouver, British Columbia, Canada, has been a member of Westport’s board since July of 2007 and was appointed Westport’s President in October 2004 in addition to his role as Westport’s Chief Operating Officer, which he has held since January 6, 2003. He is also a member of the board of directors of Cummins Westport Inc. and BTIC Westport Inc., both private companies in which Westport has a 50% investment. Prior to joining Westport, Dr. Gallagher was Senior Vice-President, Operations, Americas, for Fluor Corp., an international engineering company headquartered in California. He also held senior executive positions with the London-based multinational engineering firm Kvaerner Group, as well as with the Bechtel Group in San Francisco. Dr. Gallagher is also on the board of several non-profit organizations, including the California Natural Gas Vehicle Partnership, WestStart-CALSTART and the Canadian Centre for Policy Ingenuity.
President and Chief Operating Officer Member of the OEM Committee 22,930 Common Shares(1) 138,429 Options(1) 369,735 Units(1)

Dezsö J. Horváth (66), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of Westport’s board since September 2001. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He holds an electrical engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. Since becoming Schulich’s Dean in 1988, Dr. Horváth has worked with internal and external stakeholders to position Schulich as “Canada’s Global Business School™”. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation and Samuel, Son & Co. Limited. He is also on the board of The Toronto International Leadership Centre for Financial Sector Supervision (a non-profit organization), as well as being on the Advisory Board of the St. Petersburg University Graduate School of Management and the International Advisory Council of the Guanghua School of Management, Peking University. He is a Co-Founder of the Czech Management Centre, Prague, and the International Management Centre, Hungary (now part of the Central European University in Budapest). Dr. Horváth is a member of the Strategic Management Society, the Academy of Management and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada.
Chair of the Strategy Committee

Member of the Audit Committee(2)

Member of the Human Resources and Compensation Committee

Member of the Nominating and Corporate Governance Committee

45,571 Common Shares(1)

21,424 Options(1)

Sarah Liao Sau Tung (57), a Hong Kong SAR citizen, of Hong Kong, People’s Republic of China, is the former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong 2002-2007. In 1988, Dr. Liao founded an environmental consulting company, and from 2001 to 2008 served as the environmental presenter/advisor for the Beijing 2008 Olympic Games Bid/Organizing Committee. She is currently the Senior Advisor to the Vice Chancellor of the University of Hong Kong on Sustainability, a member of the Chinese Council for International Cooperation on Environment and Development under the State Council and a member of the Board of Trustees of Environmental Defense Fund. She is a Fellow of the Hong Kong Institution of Engineers; a Fellow of the Royal Society of Chemistry, UK; Honorary Professor, Civil Engineering Department, and a Fellow of the University of Hong Kong. She earned her bachelor’s degree in chemistry and botany, master’s degree in inorganic chemistry and doctorate in environmental/occupational health from the University of Hong Kong. Dr. Liao was awarded a master’s degree in analytical chemistry by the University of Birmingham, UK. She was awarded the Justice of the Peace in 1994, the Most Excellent Order of the British Empire (MBE) in 1997 and the Gold Bauhinia Star (GPS) in 2007.
Member of the Strategy Committee Nil Common Shares(1) 4,285 Options(1)

Andrew J. Littlefair (48), a US citizen, of Newport Beach, California, USA, has been a member of Westport’s board since July of 2007. He is President, Chief Executive Officer and a director of Clean Energy Fuels Corp. (a publicly traded company). From 1996 to 2001, Mr. Littlefair served as President of Pickens Fuel Corp. From 1987 to 1996, Mr. Littlefair served in various management positions at Mesa, Inc., an energy company of which Boone Pickens was Chief Executive Officer. From 1983 to 1987, Mr. Littlefair served in the Reagan Administration as a presidential aide. Mr. Littlefair is also currently Chairman of NGV America, a U.S. advocacy group for natural gas vehicles. Mr. Littlefair holds a B.A. from the University of Southern California.
Member of the Strategy Committee 11,000 Common Shares(1) 8,570 Options(1)

Albert Maringer (64), a Canadian citizen, of Canmore, Alberta, Canada. He has been the founder, President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007. Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006. Dr. Maringer’s career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG’s operations or subsidiaries: President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management. Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa and is currently the Co-Chair for the Centre for Foreign Owned Enterprises at the Conference Board of Canada. He has also served as a member of the board of directors of the Canadian Nuclear Association. Dr. Maringer is a board member, Economic Council with the City of Mississauga; member of the Board of Trustees, Calgary Zoo, Calgary; and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry. Dr. Maringer is also a member of the board with Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario. Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and Chair of International Management, Friedrich-Schiller-Universität in Germany.
Member of the OEM Committee Nil Common Shares(1) 4,285 Options(1)

Notes:

(1)
Number of Common Shares and Options Beneficially Owned or Controlled as at June 3, 2009. The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees.

(2)	For further information on the Audit Committee’s composition, mandate and other matters please refer to the section entitled “Audit Committee Matters” in Westport’s Annual Information Form.
Westport has a compensation policy for its outside directors of primarily compensating such directors with an annual retainer payment. See information in this Circular under the heading “Director Compensation”.
Additional Disclosure Relating to the Directors
No proposed director or personal holding corporation of a proposed director:
(a)
is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Westport) that,

(i)	was subject to an “order” (as defined in Form 51-102 F5) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an “order” (as defined in Form 51-102 F5) that was issued after the proposed director ceased to be a director, chief executive officer of chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)
is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by
(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
APPOINTMENT OF AUDITORS
Westport has requested that KPMG LLP, Chartered Accountants, act as independent auditors for Westport, subject to Shareholder approval. Unless otherwise directed, the persons named in the Proxy intend to vote in favour of the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of Westport, to hold office until the close of the next annual meeting of Shareholders, at a remuneration to be determined by the Board of Directors.
Additional information relating to KPMG LLP’s fees for fiscal 2009 is contained in the Corporation’s Annual Information Form for the year ended March 31, 2009.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate governance relates to the activities of the Board of Directors and the Westport structures, traditions, and processes of leadership and stewardship. It relates to accountability oversight, role definitions, and the assignment of power and responsibilities governing communications with Shareholders. Westport also believes that corporate governance is about creating a culture of openness among all of the Westport stakeholders.
The Board of Directors has always believed that effective corporate governance is critical to the continued and long-term success of Westport, and contributes to maximized Shareholder value over time. Westport continually updates and modifies its governance practices in these changing times, and the Board of Directors is of the view that Westport’s general approach to corporate governance is appropriate for a company the size of Westport. The following discussion discloses details of Westport’s corporate governance practices.
Board of Directors
Structure and Composition
The Board of Directors is currently composed of ten directors. The Board of Directors has established criteria for the selection of new directors, and for the evaluation of current directors, in an effort to foster a diversity of viewpoints and to ensure a depth of business and other valuable experience.
National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) suggests that the board of directors of every listed corporation should be constituted with a majority of individuals who qualify as independent directors. An independent director is a director who has no direct or indirect relationship with the issuer which could, in the view of the Board of Directors, be reasonably expected to interfere with the director’s independent judgment. Eight of Westport’s ten directors nominated for election at the Meeting, being Dr. Warren J. Baker, Henry F. Bauermeister Jr., John A. Beaulieu, M.A. (Jill) Bodkin, Dr. Dezsö J. Horváth, Dr. Sarah Liao Sau Tung, Andrew Littlefair and Dr. Albert Maringer, are considered to be independent within the meaning of NP 58-201. Mr. David Demers and Dr. J. Michael Gallagher are officers of Westport, and are considered to be non-independent by reason of their employment with Westport.

To ensure the independence of the Board of Directors in the discharge of its responsibilities, all of the committees of the Board of Directors are currently comprised of independent directors, other than the Strategy Committee, and the OEM Committee where three of the four directors are independent. In addition, Mr. Beaulieu, an independent director, has been appointed Chairman of Westport. The Board of Directors also affords the independent directors the opportunity, at every meeting, to meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues. And finally, certain specific functions of the Board of Directors are the exclusive responsibility of the independent directors, including revising the Charter of the Board of Directors or the position descriptions for Chairman or Chief Executive Officer.
Other Directorships
A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent). Such other directorships are disclosed in the table under the heading “Election of Directors”.
Interlocking Boards
As at June 3, 2009, Mr. Demers and Mr. Beaulieu together sat on the Board of Mala Noche Resources Corp.
Mandate and Charter of the Board of Directors
The mandate of the Board of Directors, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of Westport, and to act honestly and in good faith with a view to the best interests of Westport. In fulfilling its mandate, the Board of Directors is responsible for the stewardship of Westport and, as part of that responsibility, assumes responsibility for the following matters: (i) selecting, appointing, and (if necessary) terminating the Chief Executive Officer; (ii) Chief Executive Officer succession planning, including monitoring the performance of senior management of Westport; (iii) approving the overall compensation of Westport’s senior management team; (iv) adoption of a strategic planning process, approval of strategic plans, and monitoring performance against those plans; (v) approving annual capital and operating plans, and monitoring performance against those plans; (vi) approving policies and processes to identify business risks, to address what risks are acceptable to Westport, and to ensure that systems and actions are in place to manage such risks; (vii) approving policies and procedures that enhance the integrity of Westport’s, internal control and management information systems; (viii) implementing an appropriate, formal orientation program for new Westport directors; and (ix) approving a Westport communications policy. The full text of the Westport Board of Directors Charter is attached as Schedule “A” hereto. The documents incorporated in the Board of Directors Charter by reference, being the board committee charters and position descriptions, are available on Westport’s website at: www.westport.com/commitment/governance.php.

The Board of Directors annually reviews its Charter to ensure that it is up to date and is current with all of the legislative changes occurring in the corporate governance field. In some instances, Westport has chosen to adopt various policies and guidelines that are not yet legally imposed on Westport, but that the Board of Directors feels are effective governance practices that can further protect the rights of Shareholders and contribute to the continuous efforts to maximize Shareholder value. In June 2007, the Board of Directors amended the provisions of its Charter that prohibited (i) the Westport Chief Executive Officer from exchanging board of director positions with the chief executive officer of another public corporation, and (ii) three or more Westport directors from sitting on another public company board of directors together, to remove such prohibitions in cases approved by the Board of Directors. These changes were made in the best interests of Westport, and enabled Mr. Andrew Littlefair, the chief executive officer of Clean Energy (a company listed on the NASDAQ exchange), to join the Board of Directors.
Some of the governance policies and guidelines that Westport has adopted into its Board of Directors Charter and practices are as follows:
(i)	Westport directors are required to hold a minimum of one times their annual retainer in Common Shares or Units, to be acquired over a three-year period;
(ii)	each of Westport’s executive officers is required to hold a minimum of one times his or her annual salary in Common Shares or Units, to be acquired over a five-year period;
(iii)	no loans shall be made from Westport to any of its officers or directors;
(iv)	the Board of Directors has instituted a policy on the maximum number of Options or Units that can be annually granted to an unrelated director;
(v)	unless approved by the Board of Directors, the Chief Executive Officer is prohibited from exchanging board of director positions with the chief executive officer of another public corporation;
(vi)	unless approved by the Board of Directors, three or more Westport directors are prohibited from sitting on another public company board of directors together;
(vii)	the Nominating and Corporate Governance Committee shall review the retention of a director upon a job change on the part of that director;
(viii)	every Westport executive officer requires the approval of the Board of Directors before accepting a seat on the board of directors of another public company;
(ix)	the directors have unrestricted access to Westport’s personnel and documents for the purpose of fulfilling their duties;
(x)
the establishment of an “Ethics Hotline” whereby employees of Westport can anonymously report breaches of Westport’s Code of Conduct (the “Code”), or any other activities it wishes to bring to the attention of senior management. The Code must be signed by all directors, officers and employees on an annual basis. The Code can be found on Westport’s website at: www.westport.com/pdf/WPT-Code_of_Conduct.pdf;

(xi)
the establishment of position descriptions for the Chairman of the Board of Directors, Committee Chair positions, Chief Executive Officer and Corporate Secretary. These can be found on Westport’s website at: www.westport.com/pdf/WPT-Position_Descriptions.pdf; and

(xii)
the requirement that all directors disclose any conflicts of interest, or potential conflicts of interest, and refrain, subject to certain exceptions, from discussing or voting on any matters when such a conflict or potential conflict arises.

Orientation and Continuing Education
Westport’s orientation program includes meetings with the Chairman to better understand the role of the Board of Directors, its committees and its directors and with executive officers to understand the nature and operations of Westport’s business. New members of the Board of Directors are also provided with copies of the Charter of the Board of Directors and of the committees of the Board of Directors, the most recent strategic plan and other pertinent information. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport. Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.
Meetings of the Board of Directors
The Board of Directors meets as necessary during the year, with at least 4 of those meetings being in person. In addition, the Board of Directors may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Directors had 14 meetings in Westport’s last fiscal year, 5 times in person, and 9 times by telephone conference call. At every meeting there is the opportunity for the independent directors to meet without management or related directors present in sessions chaired by the Chairman to discuss any procedural or substantive issues.
Compensation
To assist the Board of Directors of the Corporation in determining the appropriate level of compensation to pay the Chair of the Board, directors, CEO and executive officers, the Board has established a Human Resources and Compensation Committee composed of entirely independent directors as described below.
The HRC Committee recommends to the Board of Directors of the Corporation the appropriate compensation of the Corporation’s directors and the CEO. The Committee’s recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business of Westport.
In addition, the Corporation’s CEO and directors and officers may be granted Options, or Units under the Corporation’s Stock Option Plan, and Unit Plan (collectively, the “Plans”), respectively.
In Fiscal 2009, the Corporation retained Frederic W. Cook & Co. to advise on compensation for the Corporation’s executive officers. See also “Compensation Discussion and Analysis. Frederic W. Cook & Co. was not retained to perform any other work and was paid fees of US$75,668.
Position Description for the Chairman of the Board of Directors and Committee Chairs
The Board of Directors has established written descriptions of the positions of the Chairman of the Board of Directors, and a general position description for the chair of the committees of the Board. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The principal responsibility of the Chairman of the Board of Directors is to ensure the independence of the Board of Directors in the discharge of its responsibilities. In this regard, the Chairman, individually or with the support of the Nominating and Corporate Governance Committee, shall consult with the Chief Executive Officer on selection of Committee members and chairmanships, Board of Directors meeting agendas, the format and adequacy of information provided to the directors, and the effectiveness of Board of Directors meetings. The Chairman shall advise the Chief Executive Officer with respect to the agenda for the directors’ annual governance and strategic planning retreat. The Chairman shall also consult directly with other directors on issues of Board of Directors independence or dissent, potential conflict of interest situations, and personal liability matters. The Chairman also proposes and recommends the compensation paid to, and participates with the members of the HRC Committee in evaluating the performance of, the Chief Executive Officer.
Position Description for Chief Executive Officer
The Board has adopted a written position description for the CEO a copy of which is posted and available on the Westport website.
Board of Director Committees
Members of Westport’s management are frequently invited to participate in meetings of the standing committees of the Board of Directors (the “Committees”) in order to provide management insight and information for the benefit of Committee deliberations. As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes.
Committee Composition
Each Committee consists of a minimum of three directors, and other than the Strategy Committee and the OEM Committee, there is a requirement that all Committee members shall be independent. The Board of Directors designates one member of each Committee as its Chair. Each member of the Audit Committee shall possess a basic level of “financial literacy” (defined as the ability to read and understand fundamental financial statements), and at least one member shall have accounting or related financial management experience. The Board of Directors has determined that Henry F. Bauermeister Jr. qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent. The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.
The Committees, their current members and the number of times each Committee met during the past fiscal year are set forth below.

Committee	Members	Number of Meetings

Audit	Henry F. Bauermeister Jr. (Chair)	6
	John A. Beaulieu	(3 in person, 3 by conference call)
	M. A. (Jill) Bodkin
	Dr. Dezsö Horváth

Human Resources and	John A. Beaulieu (Chair)	10
Compensation	Henry F. Bauermeister Jr.	(4 in person, 6 by conference call)
	M. A. (Jill) Bodkin
	Dr. Dezsö Horváth

Nominating and Corporate	Dr. Warren Baker (Chair)	7
Governance	John A. Beaulieu (former Chair)	(2 in person, 5 by conference call)
	Dr. Dezsö Horváth

OEM	Henry F. Bauermeister Jr. (Chair)	3
	John A. Beaulieu	(3 in person, 0 by conference call)
	Dr. J. Michael Gallagher
	Dr. Albert Maringer

Strategy	Dr. Dezsö Horváth (Chair)	2
	Dr. Warren Baker	(2 in person, 0 by conference call)
	David Demers
	Dr. Sarah Liao Sau Tung
	Andrew Littlefair

Committee Meetings Membership and Attendance
Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis, and related filings. The Chairman or any member of a Committee can call additional meetings of their Committee at any time. The following table reflects the attendance of each of the directors for the year ended March 31, 2009 for meetings of the Board of Directors and Committees of which they were members.

							Total
							Number of
							Board and
			Nominating	Human			Committee
			& Corporate	Resources &			Meeting
		Audit	Governance	Compensation	Strategy	OEM	Individual
	Board	Committee	Committee	Committee	Committee	Committee	Attendance
Name	(14 meetings)	(6 meetings)	(7 meetings)	(10 meetings)	(2 meeting)	(3 meeting)	Rate
Dr. Warren Baker	11 of 14 = 79%	—	Chair 7 of 7 = 100%	—	2 of 2 = 100%	—	87%
Henry F. Bauermeister Jr.	14 of 14 = 100%	Chair 6 of 6 = 100%	—	10 of 10 = 100%	—	Chair 3 of 3 = 100%	100%
John A. Beaulieu	Chair 14 of 14 = 100%	6 of 6 = 100%	7 of 7 = 100%	Chair 10 of 10 = 100%	—	3 of 3 = 100%	100%
M.A. (Jill) Bodkin(1)	11 of 11 = 100%	4 of 4 = 100%	—	3 of 3 = 100%	—	—	100%
David Demers	14 of 14 = 100%	—	—	—	2 of 2 = 100%		100%
Dr. J. Michael Gallagher	14 of 14 = 100%	—	—	—	—	3 of 3 = 100%	100%
Dr. Dezsö Horváth	13 of 14 = 93%	6 of 6 = 100%	7 of 7 = 100%	10 of 10 = 100%	Chair 2 of 2 = 100%	—	97%
Dr. Sarah Liao Sau Tung(2)	7 of 11 = 64%	—	—	—	2 of 2 = 100%	—	69%
Andrew Littlefair	9 of 14 = 64%	—	—	—	1 of 2 = 50%	—	63%
Albert Maringer(3)	10 of 11 = 91%	—	—	—	—	2 of 2 = 100%	92%
Overall Attendance Rate	88.3%	100%	100%	100%	92%	100%	89%

Notes:

(1)	Ms. Bodkin was appointed to the Board on July 6, 2008.

(2)	Dr. Sarah Liao Sau Tung was appointed to the Board July 6, 2008.

(3)	Dr. Albert Maringer was appointed to the Board July 6, 2008.
In addition a special pricing committee of the board relating to Westport’s NASDAQ listing met 2 times during the year. Board members appointed to this special committee were Mr. Bauermeister, Mr. Beaulieu, Mr. Demers, Dr. Gallagher and Ms. Bodkin.

A summary of the activities and responsibilities of each of the Committees is set out below.
Audit Committee
The primary responsibility for Westport’s financial reporting, accounting systems, and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee has been established to assist the Board of Directors in fulfilling its responsibilities in this regard. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.
The Audit Committee has unrestricted access to Westport’s personnel and documents, and is provided with the resources necessary to carry out its responsibilities. The Audit Committee and the external auditors meet at least quarterly without the presence of Westport management to review any areas of material disagreement with Westport management or other issues of concern, including assessing the cooperation received by the auditors in the conduct of their audit and their access to all requested records, data, and information. As necessary or desirable, the Chair of the Audit Committee may also request that the external auditors be present at any other meetings of the Audit Committee, the Board of Directors or Shareholders.
The Audit Committee and Westport’s Chief Financial Officer also meet, at least annually, in order to review the execution of management’s reporting and financial management responsibilities, as well as any other areas of concern to the Audit Committee. The Audit Committee also meets, at least annually, with Westport’s Corporate Secretary and external legal counsel, to review legal matters that may have a material impact on the financial statements, Westport’s compliance policies, and any material reports or inquiries received from regulators or government agencies. All members of the Audit Committee are independent.
The Audit Committee is charged with the following specific responsibilities:
•
The Audit Committee is responsible for reviewing and submitting for Shareholder approval the annual engagement of Westport’s auditors, and providing a forum for direct communication between the auditors and the Board of Directors to ensure the independence of the external auditors. Such a review includes approval of the proposed scope of the auditors’ engagement, materiality, evaluating the performance and resolving any disagreements between management and the external auditor, auditor oversight issues including audit partner rotation, and approval of the budget for the annual audit, as well as the pre-approval of any non-audit services.

•
As part of the risk management oversight responsibility of the Board of Directors, the Audit Committee is responsible for assessing the range of risks and making recommendations to the Board of Directors regarding appropriate responsibilities for the identification, monitoring, and management of these risks. The Audit Committee is focused primarily on identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport, but, as part of its oversight of the system of internal controls, also reviews the effectiveness of the overall process for identifying principal business risks and provides its view to the Board of Directors.

•
The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport management, including the internal audit function, and identifying any responsibilities assumed by the Audit Committee for the oversight of internal control beyond financial reporting.

•	Prior to any public disclosure, the Audit Committee shall review and recommend to the Board of Directors the approval of the following:
(i)
quarterly and annual financial statements and related documents, in order to satisfy itself that all disclosures are consistent with the disclosures contained in the financial statements and are in compliance with regulatory requirements and industry standards;

(ii)	public financing documents and prospectuses; and

(iii)	other timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
•
The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest. In addition, an investor company could include the disclosure of Westport’s results or the results of a co-owned subsidiary in their financial statements. The Audit Committee is responsible for establishing a coordination and communications framework with the accountants, auditors, and audit committees of these companies, and for satisfying itself that Westport’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

•
The Audit Committee is also responsible for overseeing Westport management’s development and implementation of appropriate policies regarding continuous disclosure, compliance with filing requirements, and prompt reporting to Shareholders of material events impacting Westport. The Board of Directors has also approved a disclosure policy (described in more detail below) and a trading policy that governs the conduct of all of Westport’s directors, officers, employees and other insiders.

•
As part of their oversight responsibility around disclosure, the Audit Committee oversees management’s processes around the interim and annual filings of the certifications of the Chief Executive Officer and Chief Financial Officer. The Chief Executive Officer and Chief Financial Officer certify that they have reviewed the filings, that the filings do not contain any untrue statement of material fact or omit such facts, and that the financial information fairly presents the Corporation’s financial condition, results of operations, and cash flows as of the date and for periods represented in the filings. The Chief Executive Officer and Chief Financial Officer are additionally required to make certain representations and conclusions around the effectiveness of the Corporation’s disclosure controls and procedures. The Audit Committee has reviewed management’s processes for capturing, documenting, and supporting the representations made in these certifications.

•
The Audit Committee has also reviewed management’s process to receive, assess, and address complaints received by Westport regarding accounting, internal controls or auditing matters and its procedures for the confidential, anonymous submission by Westport employees of questionable financial practices. The Audit Committee reviews this process annually.

•
Additional information respecting the Audit Committee, including information relating to its composition, the education and experience of its members, and the text of Westport’s Audit Committee Charter is contained in Westport’s Annual Information Form. All members of the Audit Committee are independent and financially literate. Mr. Henry F. Bauermeister Jr. is the audit committee financial expert.

Nominating and Corporate Governance Committee
Although the functions listed below are the exclusive responsibility of unrelated and Independent directors, the Nominating and Corporate Governance Committee consults closely with the Chief Executive Officer in fulfilling the following responsibilities:
•
Developing and monitoring Westport’s general approach to governance issues and applicable guidelines, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Evaluating whether the Board has in place appropriate structures and procedures implemented to allow it to function with the proper degree of independence from management.

•	Reviewing the Charter of the Board of Directors, revising it from time to time, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Reviewing and developing guidelines for the operation of the Board of Directors, including its functions, size and composition, and minimum attendance guidelines.

•	Recommending and periodically reviewing the charter, structure, composition, membership, minimum attendance guidelines and functions of each Committee.

•
Identifying the required competencies and characteristics of potential directors, developing lists of candidate directors, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Organizing and providing an orientation and continuing education program for new and current directors respectively.

•
Performing regular assessments of the Board of Directors, Committees and individual directors, and making recommendations to the Board of Directors in this regard for discussion and final approval. Assessments are done on no less than an annual basis and are spearheaded by the Chairman.

•
Reviewing and initiating discussions on corporate governance issues and policies with regard to such matters as takeover bids, shareholders rights plans, conflicts of interest, corporate business ethics, and other specific corporate governance issues. Specific committees may also be formed from time to time to focus specifically on one or more of these matters.

•	Considering and approving, where appropriate, the engagement of the services of outside experts and advisors at the expense of Westport, when so requested by individual directors.
The Nominating and Corporate Governance Committee acts as a nominating committee to consider if and when new individuals are to be proposed for election or appointment to the Board of Directors, having regard to the competencies, skills and personal qualities of potential candidates and existing members of the Board of Directors. All members of the Nominating and Corporate Governance Committee are independent.
Human Resources and Compensation Committee
The HRC Committee is composed entirely of independent directors and has the following responsibilities:
•	Making recommendations to the Board of Directors regarding the selection, appointment, and (if necessary) termination of the Chief Executive Officer.

•
Evaluating the succession planning process for, and monitoring the performance of, the Chief Executive Officer and executive officers, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating, together with the Chief Executive Officer, a position description for the Chief Executive Officer, setting out the Chief Executive Officer’s authority, duties and responsibilities, defining the scope of management’s responsibilities, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Recommending and assisting the Board of Directors in establishing the corporate objectives for which the Chief Executive Officer will be responsible for meeting, and the metrics to measure the Chief Executive Officer’s performance.

•
Evaluating the level and forms of compensation for the Chief Executive Officer and executive officers, in light of Westport’s financial and non-financial performance, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Evaluating the level and forms of compensation for the directors, in light of Westport’s financial and non-financial performance and commensurate with the responsibilities and risks in being an effective director, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•
Reviewing the overall parameters of Westport’s Stock Option Plan and executive performance incentive programs, recommending Option and Unit allocations for senior officers, approving Option allocations for directors and other employees, and making recommendations to the Board of Directors in this regard for discussion and final approval.

•	Periodically reviewing Westport’s pension, savings, and other benefits plans, as applicable, to evaluate their appropriateness.

•	Reviewing public or regulatory disclosure respecting compensation, and the basis on which performance is measured.

In completing the foregoing responsibilities, the HRC Committee shall, when appropriate, engage independent consultants or compensation specialists, or subscribe to publications, in order to provide analysis of executive and director compensation levels and practices in the marketplace. Such analysis shall be used in determining whether Westport’s overall compensation strategies and levels for directors and executive officers are competitive with those of its peer group companies. For information relating to the executive compensation, see “Compensation Discussion and Analysis” above.
OEM Committee
The Board of Directors formed the OEM Committee in April, 2008 to oversee and stay current with respect to industry developments and issues impacting OEM’s and manufacturers in Westport’s industry. The OEM Committee consults with Westport management to fulfill the following responsibilities:
•	Provide appropriate knowledge and information, in appropriate detail of OEM industry business activities, issues and operational practices to assist the Board in making informed decisions;

•
Regularly reviewing, discussing and, when necessary suggesting approaches for OEM relationship development, partnership structures, and operational practices, through understanding, identifying and discussing the key issues, assumptions, risks, and opportunities that relate to the development and implementation of OEM relationships and partnerships;

•	Assisting management with identified and set OEM Development projects or activities; and

•	Exercising discipline in differentiating director roles from management roles in the development and implementation of strategies.
Strategy Committee
The Board of Directors formed the Strategy Committee in September of 2002 to oversee the implementation of Westport’s strategic direction. The Strategy Committee consults closely with Westport management as it fulfills the following responsibilities:
•	Regularly reviewing, discussing and, when necessary, suggesting revisions to management’s vision.

•	Establishing procedural guidelines with management to develop and implement Westport’s strategy, as well as to identify goals and expectations for the Westport strategic planning process.

•	Requiring the Chief Executive Officer to propose a clearly articulated and well-supported strategy for Westport.

•	Assisting management in the development of a strategy that is approved by the Board of Directors.

•	Assisting management in assessing whether management has the business plans and the financial, operational, and human resource requirements necessary to implement its strategy.

•	Assisting management in the expression of Westport’s strategy and its planned implementation to the Board of Directors in a written document.

•	Providing ongoing critical evaluation of, and accountability for performance within, the strategy, financial limits, and operating objectives approved by the Board of Directors.

•
Requiring management to provide appropriate knowledge and information, in appropriate detail, consistent with the directors’ roles, to enable the directors to make informed decisions on matters coming before the Board of Directors.

•
Overseeing the Board of Directors’ knowledge of the particular circumstances of Westport’s business and the industry in which it is operating, in order to provide strategic questioning and input, and recognize any critical strategic discontinuities in management’s strategic thinking and planning.

•	Exercising discipline in differentiating director roles from management roles in the development and implementation of Westport’s strategies.

•	Understanding, identifying, and discussing the key issues, assumptions, risks, and opportunities that relate to the development and implementation of appropriate Westport strategies.

•
Requiring management to include discussion and management of risks and opportunities (including, without limitation, economic, environmental, ethical, financial, leadership, operational, political, reputational, strategic, competitive and technological risks and opportunities) as key components of the strategic planning process.

•	Participating and leading an annual strategic planning retreat for the Board of Directors and Westport management.
Assessments
The Nominating and Governance Committee is responsible for regularly assessing the effectiveness of the Board of Directors, its committees and individual directors including the Board Chair on an ongoing basis and reporting to the Board on its assessment. In 2009, a Board and Committee questionnaire and Board member skill assessment was submitted to all directors to complete. The evaluation form asks the directors to assess, among other items, the effectiveness of the following matters: Board operation and process; Board committee rotation; the affairs of the Board; succession planning and the Board’s relationship with the CEO; structures and processes for strategy and plans; operating performance, business and risk management; and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The Board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Nominating and Governance Committee asks each director to complete the questionnaire and return it to the Chairman of the Board who then reports the results to the Nominating and Governance Committee and the Board. The Nominating and Governance Committee reviews the results and makes any necessary recommendation to the Board for adoption.
Code of Business Conduct and Ethics
As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board
•	has established a Nominating and Governance Committee as described herein.

•
has adopted a Code of Business Conduct setting out the guidelines for the conduct expected from directors, officers and employees of Westport, including trading in Westport’s securities. A copy of the Code has been filed on SEDAR (see “Additional Information” at the end of this Circular) and is available on Westport’s website. All directors and employees must sign off annually on compliance with the Corporation’s Code. Since the beginning of Westport’s last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

•
has established a written “Whistleblower Policy” which details complaint procedures for financial concerns. The Audit Committee has established a written “Whistleblower Policy” which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. Concerns relating to financial reporting, unethical or illegal conduct, can be reported directly to Westport’s internal auditor, via voicemail at a designated number, via email to the ethics alert email address, or anonymously through Westport’s Ethics Hotline on the Corporation’s intranet. Alternatively, concerns may be directed to Westport’s Chairman of the Board.

•
has established a Disclosure Committee of management and adopted a Disclosure Policy that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under “Westport’s Disclosure Policy”.

•	encourages management to consult with legal and financial advisors to confirm Westport is meeting those requirements.

•
is cognizant of Westport’s timely disclosure obligations and reviews all “core” disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and certain press releases (principally those relating to financial results, Management’s Discussion & Analysis, Annual Information Forms and other core disclosure documents) prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport’s external auditor.

•
actively monitors Westport’s compliance with the Board’s directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, such matters), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Nomination of Directors
To identify new candidates for nomination to the Board of Directors of Westport, the Board has appointed a Nominating and Corporate Governance Committee composed entirely of independent directors whose responsibilities are described above under “Nominating and Corporate Governance Committee”.
Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport, the ability to devote the time required and a willingness to serve as a director.

Westport’s Disclosure Policy
The Board of Directors approved the adoption of a disclosure policy (the “Policy”) on June 28, 2001, which was last updated on May 17, 2007. The intent of the Policy is to ensure that communications to the investing public about Westport continue to be timely, factual, accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Policy extends to all Westport employees, the Board of Directors, and those authorized to speak on Westport’s behalf. The Policy covers disclosure in documents filed with the securities regulators, and written statements made in Westport’s annual and quarterly reports, news releases, letters to Shareholders, presentations by senior management, marketing materials, advertisements, information contained on Westport’s web site, as well as other electronic communications. The Policy also extends to oral statements made in meetings and during telephone conversations with analysts and investors, interviews with the media, speeches, press conferences, and conference calls.
The Board of Directors has appointed Darren Seed, Director, Investor Relations of Westport, as Westport’s Investor Relations Officer, and has established a disclosure policy committee (the “Disclosure Committee”) responsible for overseeing Westport’s disclosure practices. The Disclosure Committee currently consists of Westport’s Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, Corporate Counsel, and Director, Investor Relations. Westport’s Director, Investor Relations also serves as secretary to the Disclosure Committee and maintains minutes of the meetings. The Disclosure Committee meets as conditions dictate.
The Disclosure Committee has set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure. If it is deemed that the information should remain confidential, the Disclosure Committee will determine how that confidential information will be controlled. The Disclosure Committee reviews and, if necessary, updates the Policy on an annual basis or as needed in order to comply with changing regulatory requirements.
Contacting the Board of Directors
Shareholders, employees and other interested parties may communicate directly with the Board by writing to the Chairman of the Board, Westport Innovations Inc. at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2.
ADDITIONAL INFORMATION
Except as otherwise specified herein, the information set forth in this Circular is provided as of June 3, 2009.
Additional information relating to Westport is available through the Internet at www.westport.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The information relating to Westport at www.westport.com should not be considered incorporated herein by reference. Financial information of Westport is provided in the comparative financial statements and management’s discussion and analysis of Westport for the most recently completed financial year. Copies of the financial statements and management’s discussion and analysis of Westport may be obtained from the Director, Investor Relations, of Westport at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at (604) 718-2001.
DATED effective the 3rd day of June, 2009.

SCHEDULE “A”
BOARD OF DIRECTORS CHARTER
The Charter of the Board of Directors of Westport Innovations Inc.
Purpose of the Charter
The purpose of this Charter for the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”) is to disclose the standards of corporate governance that have been adopted and practiced at Westport. Westport’s Board, Committees of the Board and individual directors shall be assessed on an annual basis for their effectiveness at achieving the standards for corporate governance as set out in this Charter.
The following items are incorporated by reference into, and together comprise, this Board Charter: the Charters of Westport’s four Committees of the Board — the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Strategy Committee, together with the five Position Descriptions for the Non-Executive Chair of the Board, four Committee Chairs, Individual directors, the Chief Executive Officer and the Corporate Secretary.
Westport’s Commitment to Effective Corporate Governance
Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation.
The successful implementation of high standards of corporate governance is an important objective that contributes to the continued success of, and public confidence in, Westport. The establishment of an advanced corporate governance system, supported by a strong, independent and engaged Board, will determine, in part, how Westport is perceived by its various business partners and stakeholder groups, including prospective and current investors, strategic partners, employees, customers, suppliers and regulators. In addition, an effective governance program will enhance the Board’s ability to attract top-tier international corporate directors in its Board succession planning.
Other objectives to be achieved by Westport’s continued commitment to effective corporate governance include the following:
(a)
To satisfy prospective investors, directors, strategic partners, employees, customers, suppliers, regulators and the public that Westport’s governance standards and practices are sound, possess integrity and transparency of process;

(b)	To demonstrate to Westport’s stakeholders that the organization is trustworthy, effective and ethical;

(c)	To promote high levels of individual and organizational performance and accountability;

(d)
To establish diligence in addressing governance issues; governance failure can be very costly and can result in negative publicity, loss of shareholder and organizational support, costly litigation and other penalties; and

(e)	To communicate corporate governance practices in the most relevant and user- friendly framework as possible, consistent with “best practices” in the field.

The Objective of Westport’s Board of Directors
In general terms, the Board is responsible for the overall corporate governance of Westport and is charged with overseeing and directing the management of the business and affairs of Westport. Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The objective of the Board, working with management and on behalf of the Westport shareholders, is to help build a strong, healthy and competitive corporation that maximizes shareholder value.
The Board believes that realizing these outcomes can be enhanced through: (i) addressing the corporate objective of enhancing long-term shareholder value while taking into account the interests of other stakeholders; and (ii) conforming to effective standards of corporate governance contained within this Charter.
Overall Responsibilities of the Westport Board of Directors
The Board is responsible for the stewardship of Westport and, as part of this responsibility, shall assume responsibility for the following matters:
(a)	Selecting, appointing and (if necessary) terminating the Chief Executive Officer;

(b)	Chief Executive Officer succession planning, including monitoring the performance of senior management;

(c)	Approving the compensation of the senior management team;

(d)	Adoption of a strategic planning process, approval of strategic plans, and monitoring performance against plans;

(e)	Approving annual capital and operating plans and monitoring performance against those plans;

(f)	Approving policies and processes to identify business risks, to address what risks are acceptable to Westport and ensuring that systems and actions are in place to manage them;

(g)	Approving policies and procedures that enhance the integrity of Westport’s internal control and management information systems;

(h)	Implementing an appropriate, formal orientation program for new directors; and

(i)	Approving a Westport communications policy.

Board Independence from Management
Westport believes in an effective Board that has a high degree of independence from management. In order to achieve this, the following structures and processes have been adopted:
The Board is constituted with a majority of independent directors
A majority of Westport directors shall be unrelated and independent, in accordance with the standards imposed by the Toronto Stock Exchange, the NASDAQ Manual and any applicable statutes, rules and regulations of the Canadian and United States securities regulatory authorities.
Committees are either composed of a majority, or exclusively, of independent directors
All of the directors on the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee, and at least a majority of the directors on the Strategy Committee, shall be independent and unrelated directors.
The Chair is a check on Board independence
Westport shall have a Chair who is an independent and unrelated director. The Chair shall be responsible for working to ensure the independence of the Board in the discharge of its responsibilities, as outlined in the Chair’s position description, approved by the Board. The Chair shall also be explicitly responsible for ensuring that an appropriate Committee of the Board monitors the performance of the Chief Executive Officer on a regular basis and that the assessment of the Chief Executive Officer is reported to and discussed by the whole Board.
Executive sessions of independent directors occur at every meeting
Independent directors must meet regularly, but no less than twice per year, without management present. These sessions provide an opportunity for Board members to discuss any procedural or substantive issues they wish. The Chair and/or the Board may then discuss with the Chief Executive Officer any issues arising from such meeting.
Access to management
The Board shall, on a regular basis, both formally and informally, gain regular exposure to members of management for the purposes of evaluating executive succession and other purposes. In addition, directors may, should they desire, be entitled to consult with any member of management on an as-needed basis if they deem such a meeting necessary in the carrying out their responsibilities and duties as directors.
Certain functions remain the exclusive responsibility of independent directors
Lastly, certain specific functions shall be the exclusive responsibility of independent directors, consulting closely with the Chief Executive Officer, who will then bring recommendations to the full Board for approval. These functions include:
(a)	Revising the Charter of the Board from time to time;

(b)	Developing a position description for the Chair of the Board; and

(c)	Developing a position description for the Chief Executive Officer, as well as indicators to measure the Chief Executive Officer’s performance.

Other Effective Westport Corporate Governance Practices
The following practices are designed to make the Board as effective as it can be:
Adequate compensation for directors and explicit performance expectations
The Human Resources and Compensation Committee shall recommend for discussion and Board approval levels and forms of compensation for directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport director.
Each Westport director shall be required to meet the expectations set out in the position descriptions for Westport directors and shall meet minimum attendance requirements, including attending: (i) 80% of all Board and Committee meetings; (ii) the directors’ annual governance and strategic planning retreat; and (iii) the Annual General Meeting.
Meetings of the Board will be held as required, but generally 10 times a year.
Effective committee structure and charters
The Chair shall be responsible for putting in place an appropriate Committee structure and shall monitor compliance with the Board and Committee charters.
Board, committee and director assessments
The Chair shall conduct regular assessments of the Board, the Committees of the Board and individual directors.
An effective Corporate Secretary
A Corporate Secretary who has a position description approved by the Board shall support the Board in its work. The Corporate Secretary shall report to the Chair of the Board. The Chair shall approve the appointment of the Corporate Secretary and evaluate his or her performance.
Retaining of professional advisors
The Chair of the Board may, in his or her discretion, under appropriate circumstances, retain a professional advisor to provide services to the Board or a Committee of the Board, at the expense of Westport.
If an individual director wishes to engage an outside advisor at the expense of Westport for advisory purposes, the engagement of such outside advisor shall be approved by the Chair of the Board or Chair of the applicable Committee of the Board, depending on the circumstances and reason for requesting independent professional advice.
Conditions for re-election of directors
Whether a Westport director stands for re-election at the Annual General Meeting shall be based on: (i) that director’s performance as evidenced by his execution of his or her duties and responsibilities; (ii) the confidence of other Board members in that director; (iii) the confidence that Westport shareholders have in that director, if such views are known and considered accurate and considered relevant; (iv) the preferences of the individual director; and (v) the skills, competencies, experience and benefit to Westport of such directors re-election, without undue regard being had to such director’s shareholdings in Westport or relationship with existing directors, officers, shareholders or affiliates of Westport. In addition, the Nominating and Corporate Governance Committee shall review the retention of any director upon a change of work or employment by that director.

Directors’ shareholdings
In an effort to better align the interests of the director with the common shareholders of Westport, each director is required to hold a minimum of one times their annual retainer in Westport common shares or performance share units, to be acquired within a three year period, such period commencing on the later of July 9, 2003 and the date that the director was initially elected to the Board.
Executive Officers’ shareholdings
In an effort to better align the interests of Westport’s senior management team with the common shareholders of Westport, each executive officer of Westport is required to hold a minimum of one times his or her annual salary in common shares or performance share units, to be acquired within a five year period, such period commencing on the later of July 9, 2003 and the date that the individual became a Westport Executive.
Loans for Westport
Westport shall be prohibited from making any loans to any of its directors or officers.
Other Board Memberships
Unless approved by the Board, the Westport Chief Executive Officer is prohibited from swapping directorships with the chief executive officer of another public corporation.
Unless approved by the Board, three or more directors are prohibited from sitting on another public company’s board of directors together.
Every executive officer requires the approval of the Board before accepting a directorship of another public company.
Other Westport Corporate Governance Responsibilities
Other areas of responsibility for the Board include the following:
General responsibility
The principal responsibility of the Board is to promote the best interests of Westport and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) approving the compensation of Westport’s executive officers; (iii) adopting policies of corporate governance and conduct, including compliance with applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.
Fiduciary duties
The Board must act with a view to the best interests of Westport and its shareholders generally.
Fiduciary duties include, by way of example, the obligation to refrain from (i) voting on contracts where personal financial or other interests conflict with those of Westport; (ii) using insider information in securities transactions; and (iii) appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the director in question.

Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy himself or herself that he or she has been supplied with all the necessary information on which to base his or her decisions. Directors should be familiar with the aspects of the business and affairs of Westport and have a basic understanding of the principal operational and financial objectives, strategies and plans of Westport, the results of operations and the financial condition of Westport.
Directors are entitled to rely in good faith on: (i) financial statements of Westport which are represented to them by an officer of Westport or in a written report of the auditors of Westport as fairly reflecting the financial condition of Westport; and (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by them.
In order to fulfill their fiduciary duties to Westport and its shareholders, each director should: (i) prepare for and attend no less than 80% of the meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (vi) be especially attentive to specific aspects of Westport’s activities according to their own experience and occupation.
Conflicts of interest
A director who is a party to a material contract or proposed material contract with Westport, or who is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose in writing to Westport, or request to have entered in the minutes of meetings of directors, the nature and intent of his or her interest.
The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after that director acquires an interest. If the director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a director of Westport, they must disclose their interest at the first meeting of the Board after they became a director.
Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.

A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:
(a)
An arrangement by way of security for money loaned to or obligations undertaken by that director, or by a body corporate in which that director has an interest, for the benefit of Westport or an affiliate;

(b)	A contract relating primarily to a director’s remuneration as a director, officer, employee or agent of Westport or an affiliate;

(c)
A contract for indemnity or insurance with respect to a director or officer of Westport, a former director or officer of Westport or a person who acts or acted at Westport’s request as a director or officer of a body corporate of which Westport is or was a shareholder or creditor; or

(d)	A contract with an affiliate of Westport, provided, however, that directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.
Any profits or gains realized by a director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that director has complied with the obligation to disclose his or her interest and refrained from voting.
Corporate opportunity
Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, either secretly or without the approval of Westport, any property or business advantage either belonging to Westport or for which it has been negotiating.
Each director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.
A director may not use his or her position as a director to make a profit even if it was not open to Westport to participate in the transaction.
Duty of independence
A director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of Westport, a director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them.
Duty of confidentiality
Directors of Westport have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:
(a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;

(b)	The director was required or authorized by law to disclose the information;

(c)	The director was authorized expressly or implicitly by the Board to make disclosure of the information; or

(d)	The information was previously disclosed publicly.

Duty not to misuse information or position
Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport. Directors are insiders of Westport and, as such, must not use any information to trade in securities or to assist others to trade in securities before the information is available to the public.
Insider reporting
Directors are required to report to the appropriate regulatory authorities, and to Westport’s Corporate Counsel, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within ten days of the change.
External communications
The Board is responsible for overseeing the establishment, maintenance and annual review of Westport’s external communications policies, which facilitate effective communication with, and accurate, appropriate and timely disclosure to, its shareholders, analysts and the public generally.
Delegation of authority to officers and committees
The Board may delegate authority and functions to officers and to Committees of the Board. The Board has the right to approve the appointment of Westport officers to perform such duties assigned to them by the Board and the Chief Executive Officer.
Committees of the Board currently include an Audit Committee, a Nominating and Corporate Governance Committee, a Human Resources and Compensation Committee and a Strategy Committee. The Board has established charters for each such Committee, and these charters include the Committee’s responsibilities, the composition and membership of the Committee, the number of meetings to be held by the Committee per year and other relevant matters.
The following matters are within the sole purview of the Board and may not be delegated by the Board to a Committee of the Board or to an officer of Westport:
(a)	The submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)	The filling of a vacancy among the directors or in the office of the auditor;

(c)	The issuance of securities, except in the manner and on the terms authorized by the directors;

(d)	The declaration of dividends;

(e)	The purchase, redemption or other acquisition of shares of Westport, except in the manner and on the terms authorized by the directors;

(f)
The payment of a commission to any person in consideration of: (i) his or her purchasing or agreeing to purchase shares of Westport from Westport or from any other person; or (ii) his or her procuring or agreeing to procure purchasers for shares of Westport;

(g)	The approval of a management proxy circular;

(h)	The approval of any Westport financial statements; or

(i)	The adoption, amendment or repealing of any by-laws of Westport.
Financial statements
The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the external auditors’ report thereon, for the preceding year to the shareholders at the Annual General Meeting of the shareholders of Westport.
A director is required to forthwith notify both the Audit Committee and Westport’s auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.
On demand from Westport’s external auditors, each present and former director of Westport has a duty to furnish to Westport’s auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport’s external auditors consider necessary to enable them to report on the annual financial statements.
Shareholder meetings
The Board is required to call the Annual General Meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.

SCHEDULE “B”
WESTPORT INNOVATIONS INC.
AMENDED AND RESTATED STOCK OPTION PLAN
WESTPORT INNOVATIONS INC.
AMENDED AND RESTATED STOCK OPTION PLAN
(Amendments approved by the Corporation’s shareholders on July ~~8, 2008.~~16, 2009.)
1. The Plan
A stock option plan (the “Plan”) pursuant to which options to purchase common shares (“Shares”) of Westport Innovations Inc. (the “Corporation”) may be granted to the directors, officers, employees of, or provider of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.
2. Purpose
The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or provider of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.
3. Administration
(a)	This Plan shall be administered by the board of directors of the Corporation (the “Board”).
(b)
Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c)
Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term “Board” shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d)
An option to acquire the Shares granted hereunder (“Option”) shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan
(a)	Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.
(b)
The aggregate number of Shares reserved for issuance under this Plan, and under the Corporation’s prior stock option plan (the “Prior Plan”), or any other stock option plan of the Corporation, shall be fixed at a maximum of ~~7,050,000~~2,014,285 Shares. This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges. ~~As at July 22, 2003, 786,451 Shares that were reserved for issuance under the Plan have been issued pursuant to the exercise of Options granted under this Plan and the Prior Plan, and another 3,998,563 Shares have been reserved for issuance under existing granted Options.~~

[Note: Section 4(b) will be replaced with the following language at the effective time of amendment in the event that Shareholders approve Stock Option Plan Resolutions 2 and 3, as set out in the Circular:
The aggregate number of Shares reserved for issuance under Options granted pursuant to this Plan shall not exceed [3.72%/5%%] of the total number of issued and outstanding Shares of the Corporation from time to time (calculated on a non-diluted basis). For greater certainty, if any Option granted under this Plan is exercised, the number of Shares to which such Option relates shall be available for the purposes of the granting of further Options under this Plan.]
(c)
If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital
The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.
6. Eligibility and Participation
(a)
The Board may, in its discretion, select any directors, officers or employees of, or provider of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. If any such person (a “Designated Individual”) is (pursuant to the terms of his or her employment or otherwise) subject to a requirement that he or she not benefit personally from an Option grant, the Board may grant any Options to which a Designated Individual would otherwise be entitled to the person’s employer or other entity designated by them (a “Designated Entity”) that directly or indirectly imposes that requirement on the Designated Individual. No provider of services to the Corporation who is also an insider (as that term is defined by the Securities Act (Ontario)) (“Insider”) of the Corporation ~~(“Insider”)~~ shall be granted Options in the capacity of a provider of services. In addition, only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Options. (Any person or entity having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)
The Board may from time to time, in its discretion, grant an Option to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

(c)
The number of Shares reserved for issuance to Insiders under this Plan~~, the Prior Plan and~~ or any other share compensation arrangement of the Corporation, shall not exceed 10% of the total number of issued and outstanding Shares.

(d)
The number of Shares issued to Insiders under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 10% of the total number of issued and outstanding issue Shares.

(e)
The number of Shares issued to any one Insider and such Insider’s associates (as that term is defined by the Securities Act (Ontario)), under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed ~~3~~5% of the total number of issued and outstanding Shares at the time of the contemplated issuance.

(f)
Within any one financial year period, the total value of Options granted to a non-executive director under this Plan or any other share compensation arrangement of the Corporation, as determined by the Board on the date of grant, shall not exceed an aggregate of $100,000. The aggregate number of Shares reserved for issuance pursuant to Options granted to non-employee directors of the Corporation under this Plan after July 27, 2001 shall never exceed 1% of the total number of issued and outstanding Shares at the time of the contemplated grant.

7. Exercise Price
Options may be exercised at a price (the “Exercise Price”) that shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market price. The market price shall be the closing price of the Shares on The Toronto Stock Exchange (or if the Shares are not listed on such exchange, on the stock exchange on which the Shares are traded) on the first day preceding the date of grant on which at least one board lot of Shares traded (the “Market Price”).
8. Number of Optioned Shares
The number of Shares that may be acquired under an Option (the “Optioned Shares”) granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

9. Term
The period during which an Option may be exercised (the “Option Period”) shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:
(a)
no Option granted after July 16, 2009 shall be exercisable for a period exceeding ~~eight~~five (~~8~~5) years from the date the Option is granted, plus any applicable extension pursuant to ~~Section~~section 9(d);

(b)	the Option Period shall be automatically reduced in accordance with sections 11 and 12 below upon the occurrence of any of the events referred to therein;
(c)
no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation; and

(d)
notwithstanding the foregoing provisions of this ~~Section~~section 9, unless otherwise determined by the Board, if any Option granted hereunder is scheduled to expire: (i) at a time when the holder of the Option is subject to restrictions on trading of securities of the Corporation under a trading “blackout” established by the Corporation (pursuant to the Disclosure Policy of the Corporation then in effect or otherwise) (a “Blackout Period”); or (ii) within ten business days after the termination of a Blackout Period, the Option will, notwithstanding the scheduled expiry date of such Option, expire as of the date that is 10 business days following the end of the applicable Blackout Period (the “Revised Expiry Date”) and shall be exercisable by the holder at any time up to the applicable time on the Revised Expiry Date.

10. Method of Exercise of Option
(a)
Except as set forth in sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b)
Subject to the other provisions of the Plan and any vesting limitations imposed by the Board at the time of grant, an Option may be exercised, in whole or in part, at any time or from time to time by the Participant giving written notice to the Corporation specifying the number of Shares with respect to which the Option is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Shares with respect to which the Option is being exercised.

(c)
A Participant shall not be obligated to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Participant shall have exercised the Option pursuant to paragraph 10(b) above.

(d)
Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Option has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

11. Ceasing to be a Director, Officer, Employee or Provider of Services
If any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than cause, death, permanent disability or normal retirement (or the relevant Designated Individual undergoes such change and no individual (an “Alternative Individual”) is appointed in place of the Designated Individual in respect of the same Designated Entity), the Participant’s Option will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant (or, in the case of a Designated Entity, the Designated Individual if no Alternative Individual is appointed) ceases to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof. During such period, the Option, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Option as at the date of the cessation.
Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant (or a Designated Individual) any right to continue as a director, officer, employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant (or a Designated Individual) will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.
12. Cause, Death, Permanent Disability or Normal Retirement of a Participant
In the event that a Participant (or the Designated Individual undergoes such change and no Alternative Individual is appointed) who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for cause, in the opinion of the Corporation’s legal counsel, any Option previously granted to him or her shall immediately expire and terminate.
In the event of the death, permanent disability or normal retirement of a Participant (or the Designated Individual undergoes such change and no Alternative Individual is appointed), any Option previously granted to him or her shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such Participant (or Designated Individual if no Alternative Individual is appointed), whichever is earlier, and then, in the event of death or permanent disability, only:
(a)	if the Participant was not a Designated Entity, by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law; and
(b)	to the extent that the Participant was entitled to exercise the Option as at the date of his or her death or permanent disability.
13. Rights of Participants
No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.
14. Proceeds from Exercise of Options
The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments
(a)
The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b)
Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

16. Change of Control
Notwithstanding the provisions of section 11 herein, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, then the Participant shall be entitled to exercise in full or in part any unexercised Options previously granted hereunder, whether vested or not, until the earlier of the expiration of the Option Period or the expiration of ninety (90) days after the date of termination of the employment of the Participant with the Corporation or a subsidiary thereof or ninety (90) days after the cessation or termination of the Participant as a director or officer of, or provider of services to, the Corporation or a subsidiary thereof.
For the purpose of this Plan, change of control of the Corporation means:
(a)
the acceptance by the holders of shares of the Corporation, representing in the aggregate of more than fifty percent (50%) of all issued and voting shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the voting shares of the Corporation;

(b)
the acquisition hereafter, by whatever means, of ownership or control of more than fifty percent (50%) in aggregate of all issued and voting shares of the Corporation by any companies and/or individuals acting in concert; or

(c)
the acquisition of ownership or control of less than fifty percent (50%) in the aggregate of all issued and voting shares of the Corporation and the voting of such shares allows the control group to elect a majority of the Board or to assume the effective management of the Corporation.

17. Transferability
All benefits, rights and Options accruing to any Participant in accordance with the ~~terns~~terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, who is an individual, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable law.

18. Amendment and Termination
~~(a)~~	~~The Board may, at any time, suspend or terminate this Plan.~~
(a)
~~(b)~~ Subject to ~~paragraphs~~section 18 ~~(c) and (d~~(b) below, the Board may ~~also at any time~~ amend ~~or revise the terms of this Plan or any Options, subject to regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant’s consent.~~this Plan in any respect without the approval of the shareholders of the Corporation and, without limiting the generality of the foregoing, the Board may make:

~~(c)~~
~~Any material amendment to this Plan (including an increase in the maximum number of Shares issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of the Shares.~~

(i)	amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of this Plan;
(ii)	amendments providing for the termination or suspension of this Plan;
(iii)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;
(iv)	adjustments to outstanding Options in the event of certain transactions entered into by the Corporation;
(v)	amendments to the vesting provisions of any outstanding Option (including, without limitation, acceleration of vesting);
(vi)	amendments with respect to the method or manner of exercise of any Option;
(vii)
amendments to the termination provisions set out in this Plan or any outstanding Option, provided no such amendment may result in: (i) an extension of any outstanding Option beyond 5 years from the original date of grant (without regard to extensions arising in respect of a Blackout Period); or (ii) the granting of an Option with an expiry date later than 5 years from the date of grant (without regard to an extension of the Option arising in respect of a Blackout Period); and

(viii)	adjustments to reflect stock splits, stock dividends or other alterations to the share capital of the Corporation.

(b)	Notwithstanding section 18(a) above, shareholder approval will be required in respect of any amendment of this Plan approved by the Board that:
(i)	increases the number of shares reserved for issuance under this Plan;
(ii)
~~(d) Any material amendment to an Option held by an Insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of the holders of the Shares, excluding the votes attached to Shares beneficially owned by such Insider. For the purposes of this paragraph 18(d), the~~reduces the exercise price of an Option, except for the purpose of maintaining option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of Shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving the Corporation (and for this purpose, cancellation or termination of an Option prior to its expiry date ~~in conjunction with the granting of an Option to the same Insider on different terms shall be considered to be a material~~for the purpose of reissuing Options to the same option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option~~.~~);

(iii)	extends the term of an Option beyond the maximum expiry date set out in the Plan (except where an expiry date would have fallen within a Blackout Period);
(iv)	extends eligibility to participate in the Plan to persons other than officers, directors, employees of the Corporation (or any affiliate) and consultants to the Corporation (or any affiliate);
(v)	extends the total value of Shares which may be granted to a non-executive director under this Plan or any other share compensation arrangement of the Corporation;
(vi)	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;
(vii)	permits awards other than Options to be made under the Plan; or
(viii)	amends these amendment provisions of the Plan;
and no amendment of a nature referred to above in this section 18(b) shall take effect until approved by resolution of the shareholders of the Corporation passed by a simple majority of votes cast in person or by proxy at the applicable meeting of shareholders.
19. Necessary Approvals
The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.
20. Stock Exchange Rules
The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares
The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.
22. Notice
Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the ~~Chairman in Calgary, Alberta~~Corporation to the Corporation’s Chief Financial Officer; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.
23. ~~Transition~~Shareholder Approval
~~No additional stock options may be granted pursuant to the Prior Plan on or after June 28, 1999. Stock options granted pursuant to the Prior Plan that are outstanding on June 28, 1999 shall continue to be governed by the Prior Plan.~~
Shareholder approval is required in respect of the terms of this Plan not less than every three (3) years.
24. Gender
Words used herein importing gender shall include all genders.
25. Interpretation
This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

WESTPORT INNOVATIONS INC.
OPTION AGREEMENT
This Option Agreement is entered into between Westport Innovations Inc. (“Westport”) and the Optionholder named below pursuant to Westport’s stock option plan (the “Plan”), a copy of which is available to the Optionholder, and confirms that on •, 200• (the “Grant Date”), • (the “Optionholder”) was granted an option (the “Option”) to purchase all, or any part of • Westport common shares (the “Common Shares”) at a price of $• per Common Share.
The Option expires and terminates at 5:00 p.m. (Vancouver time) on the day that is the earlier of: (i) the ~~8~~5th anniversary of the Grant Date; and (ii) any earlier date as determined by the terms of the Plan.
[Subject to the more specific terms of the Plan, the Option shall be subject to a vesting period and may be exercised on a cumulative basis such that at any time following the date that is one year from the date hereof (the “Initial Vesting Date”), the Option may be exercised for one-third of the Common Shares and thereafter for each completed one year period during the next two years, the Option may be exercised on a cumulative basis for a number of Common Shares equal to the initial vested portion thereof plus: (i), one-third of the Common Shares for each one year period completed following the Initial Vesting Date; less (ii) the number of Common Shares, if any, in respect of which the Option has been exercised prior to the time of exercise.]
OR
[The Option shall not be subject to a vesting period and may be exercised in whole or in part at any time following the date hereof.]
By signing this Option Agreement, the Optionholder acknowledges that the Optionholder has read and understands the terms of the Plan and accepts the Option in accordance with the terms of the Plan.
IN WITNESS WHEREOF Westport and the Optionholder have executed this Option Agreement as of •, 200•.

WESTPORT INNOVATIONS INC.

By:

Name of Optionholder

Signature of Optionholder

SCHEDULE “C”
WESTPORT INNOVATIONS INC.
AMENDED AND RESTATED SHARE UNIT PLAN
WESTPORT
INNOVATIONS INC.
AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN
(Approved by the ~~Board of Directors~~Shareholders of Westport Innovations Inc. on ~~May 23, 2008)~~July 16, 2009)
1. The Plan
A performance share unit plan for executive officers, directors and key employees and contractors of Westport Innovations Inc. (“Westport”) and its subsidiaries entitling participants to acquire fully paid common shares of Westport is hereby established on the terms and conditions set out below.
2. Objectives
The objectives of this Plan are to:
(a)	conserve Westport’s cash reserves by providing equity incentives to the Participants that would otherwise be payable in cash;
(b)	ensure that the overall compensation for Westport executive officers, directors and key employees is competitive with Westport’s peers and industry participants; and
(c)	increase Westport share ownership by Westport directors, executive officers and key employees to better align the interests of these individuals with Westport shareholders.
3. Definitions
In this Plan, unless the context otherwise requires:
“Blackout Period” has the meaning ascribed thereto in Section 7(e) hereof;
“Board” means the board of directors of Westport, and if the Board has delegated the administration of this Plan to the Committee, the term “Board” shall include the Committee;

“Code” shall mean the United States Internal Revenue Code of 1986 as amended;
“Committee” means the human resources and compensation committee of the Board or such other committee of the Board to which the Board may from time to time delegate the administration of this Plan;
“Common Shares” means the common shares of Westport as constituted on the Effective Date and any other shares of Westport into which the Common Shares may be subdivided, consolidated, reclassified or changed;
“Effective Date” means July, 20, 2006;
“Grant Date” means the date of grant of any particular Unit as set forth in this Plan;
“Insider” means:
an insider as defined in the Securities Act (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and
an associate (as defined in the Securities Act (British Columbia)) of any person who is an Insider by virtue of (a) above;
“Option Plan” means the stock option plan of Westport approved by Westport’s board of directors and shareholders from time to time;
“Participant” means any employee, contractor, director or executive officer of Westport or a Subsidiary who is selected by the Board to participate in this Plan and is granted Units under this Plan;
“Plan” means this ~~2006~~ performance share unit plan of Westport as amended from time to time;
“Revised Expiry Date” has the meaning ascribed thereto in Section 7(e) hereof;
“Subsidiary” means any business entity in which Westport, directly or indirectly, owns fifty (50%) percent or more of the total combined voting power of all classes of shares or other equity interests;
“Unit” means a performance share unit granted to a Participant pursuant to this Plan entitling the Participant, subject to the terms and conditions of this Plan and the Unit Agreement, to receive one Common Share; and
“Unit Agreement” means the agreement between Westport and the Participant dated the Grant Date setting forth the terms and conditions of the Units granted to the Participant on that date.
In this Plan, whenever the context so requires, the masculine gender includes the feminine and singular number includes the plural.

4. Administration
(a)	Subject to the terms and conditions of this Plan, the Board shall have the sole and complete authority to:
(i)	select Participants;

(ii)	grant Units in such numbers and to such Participants as it shall determine;

(iii)
impose such limitations, restrictions, vesting periods and conditions upon such grants of Units as it shall deem appropriate, including the annual establishment of any vesting terms in respect of Units to be granted;

(iv)
construe and interpret this Plan and Unit Agreements, and adopt, amend and restate administrative guidelines and other rules and regulations relating to this Plan and Unit Agreements, as it deems appropriate; and

(v)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.
All calculations, determinations, interpretations and actions made, taken or approved by the Board shall be conclusive and binding upon Westport and all Participants and their beneficiaries and legal representatives.
(b)
To the extent permitted by law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under this Plan and may further delegate the day-to-day administration of this Plan to a Plan administrator for such remuneration and on such other terms and conditions as the Board considers appropriate.

(c)	Wherever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” shall mean the sole and absolute discretion of the Board.
(d)
All actions and determinations (including any omissions with respect to the foregoing) which are taken or made in good faith by the Board or, if so delegated, by the Committee or a Plan administrator, shall not subject Westport or any member of the Board to any liability whatsoever to the Participants or their beneficiaries and legal representatives.

5. Effective Date and Shares Subject to this Plan
(a)	This Plan, as amended from time to time, shall be effective on the Effective Date~~, subject to obtaining all necessary stock exchange and shareholder approvals before December 31, 2006.~~.
(b)
The maximum number of Common Shares which may be issued from treasury in respect of Units granted under this Plan shall be fixed at ~~7,500,000.~~2,142,856. This prescribed maximum may be increased from time to time by the Board to any other specific amount, subject to applicable securities laws and obtaining shareholder approval and all necessary stock exchange approvals. Although it is the initial intent of the Board to issue Common Shares from treasury upon the exercise of outstanding Units, the Board shall also have the discretion to purchase Common Shares in the public market to satisfy Westport’s obligations hereunder if it so chooses, and in that event, such Common Shares purchased shall not be included in the calculation of the maximum number of Common Shares which may be issued under this Plan.

6. Selection of Participants
(a)
The Board may from time to time, in its discretion and having regard to any recommendations received from the Committee, select any Participant to participate in this Plan and grant Units to such Participant upon such terms, conditions and limitations as the Board may determine, in accordance with the terms, conditions and limitations set forth in this Plan.

(b)
As a condition of becoming a Participant, each Participant will agree to comply with all relevant laws, rules and regulations and to furnish to Westport all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

7. Issuance and Exercise of Units
(a)	Units may be granted pursuant to this Plan for any of the following purposes:
(i)	in accordance with Westport’s compensation and bonus plans and arrangements;

(ii)	to enable Westport to attract key employees by issuing Units as a signing bonus; or

(iii)	to enable Westport to settle contractual amounts payable as a result of termination or statutory severance payments owing to Participants.
(b)	No fractional Units shall be granted and no cash shall be paid at any time in lieu of any fractional Units.
(c)
No certificates shall be issued with respect to the Units. Westport and each Participant shall execute a Unit Agreement with respect to each grant of Units confirming the number of Units, all terms and conditions in respect of the Units and such other matters as the Board may direct.

(d)	Subject to the following, the period during which a Unit may be exercised shall be determined by the Board at the time the Unit is granted, provided that:
(i)
~~(d) The period during which a Unit may be exercised shall be determined by the Board at the time the Unit is granted, provided that~~ no Unit shall be exercisable for a period exceeding ten (10) years from the Grant Date, plus any extension pursuant to Section 7(~~e~~g)~~.~~;

(ii)	unless otherwise specifically indicated in the Unit Agreement, and subject to Section 7(g) hereof, Units shall be deemed exercised immediately on the vesting thereof; and

(iii)
The terms and conditions applicable to any grant of Units to a Participant who is subject to taxation under the Code, and that constitutes “deferred compensation”, are subject to Section 409A of the Code and are intended to comply with Section 409A of the Code. The terms of any such grant permitting deferral of payment, and where settlement is to be made by delivery of Common Shares, shall be subject to such requirements and shall be administered in such manner as the Committee may determine necessary or appropriate to comply with the applicable provisions of Code Section 409A as in effect from time to time.

(e)	Upon exercise or deemed exercise of a Unit settlement shall be made by delivery of one Common Share for each such Unit exercised as soon as reasonably practicable.
(f)
Within any one financial year period, the total value of Units granted to a non-executive director under this Plan or any other share compensation arrangement of Westport, as determined by the Board on the date of grant, shall not exceed an aggregate of $100,000.

(g)
~~(e)~~ Notwithstanding the foregoing provisions of this Section 7, unless otherwise determined by the Board, if any Unit granted hereunder is scheduled to automatically exercise or to expire and become unexercisable: (i) at a time when the holder of the Unit is subject to restrictions on trading of securities of Westport under a trading “blackout” established by Westport (pursuant to the Disclosure Policy of Westport then in effect or otherwise) (a “Blackout Period”); or (ii) within ten business days after the termination of a Blackout Period, the Unit will, notwithstanding the scheduled deemed exercise or expiry date of such Unit, be deemed exercised, or expire and become unexercisable, as applicable, as of the date that is 10 business days following the end of the applicable Blackout Period (the “Revised Expiry Date”) and shall be exercisable by the holder at any time up to the applicable time on the Revised Expiry Date.

(h)
Westport may withhold or cause to be withheld from any amount payable to a Participant hereunder, whether by cash or issuance of Common Shares, such amount as may be necessary so as to ensure that Westport will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

8. Transferability
Units or any rights or interest of a Participant under this Plan may be assigned, encumbered or transferred to the extent that such Units or rights pass to a beneficiary or legal representative upon the death of the Participant (whether by will or by the laws of succession and distribution). Units or any rights or interest of a Participant under this Plan may be assigned in accordance with and to the extent permitted by law or the rules of any applicable stock exchange or regulatory authority.
9. Adjustments
(a)
The existence of Units granted under this Plan shall not affect in any way the right or power of Westport or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in Westport’s capital structure or business or any amalgamation, combination, merger, consolidation or spin out involving Westport or any of its assets or to create or issue any bonds, debentures, shares or other securities of Westport or the rights or conditions attaching thereto or to effect the dissolution or liquidation of Westport or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of similar character or otherwise.

(b)
The number of Units (and hence Common Shares subject to this Plan) may be adjusted as the Board in its discretion determines is appropriate on the occurrence of any of the events contemplated in Section 9(a). In the event Westport is reorganized, merged, consolidated or amalgamated with another corporation, the Board shall make such provisions as it in its discretion determines is appropriate for the continuance of the Units then issued and outstanding pursuant to this Plan and to prevent their dilution or enlargement.

(c)
A decision of the Board in respect of any matters falling within the scope of this Agreement shall be final and without recourse on the part of any Participant, his or her legal representatives, provided any amendments without their consent shall not adversely affect or impair the value of any Units then held.

10. Amendment and Termination
(a)
Subject to section 10(b) below, the Board may amend this Plan in any respect without the approval of the shareholders of Westport and, without limiting the generality of the foregoing, the Board may make:

(i)	amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of this Plan;

(ii)	amendments providing for the termination or suspension of this Plan;

(iii)	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;

(iv)	adjustments to outstanding Units in the event of certain transactions entered into by Westport;

(v)	amendments to the vesting provisions of any outstanding Units (including, without limitation, acceleration of vesting);

(vi)	amendments with respect to the method or manner of exercise of any Units;

(vii)
amendments to the termination provisions set out in this Plan or any outstanding Units, provided no such amendment may result in: (i) an extension of any outstanding Unit beyond 10 years from the original date of grant (without regard to extensions arising in respect of a Blackout Period); or (ii) the granting of a Unit with an expiry date later than 10 years from the date of grant (without regard to an extension of the Unit arising in respect of a Blackout Period); and

(viii)	adjustments to reflect stock splits, stock dividends or other alterations to the share capital of Westport.
(b)	Notwithstanding section 10(a) above, shareholder approval will be required in respect of any amendment of this Plan approved by the Board that:
(i)	increases the number of Common Shares reserved for issuance under this Plan;

(ii)	extends the term of a Unit beyond the maximum expiry date set out in the Plan (except where an expiry date would have fallen within a Blackout Period);

(iii)	extends eligibility to participate in the Plan to persons other than officers, directors, employees of Westport (or any affiliate) and consultants to Westport (or any affiliate);

(iv)	extends the total value of Units which may be granted to a nonexecutive director under this Plan or any other share compensation arrangement of Westport;

(v)	permits Units to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;

(vi)	permits awards other than Units to be made under the Plan; or

(vii)	amends these amendment provisions of the Plan;

and no amendment of a nature referred to above in this section 10(b) shall take effect until approved by resolution of the shareholders of Westport passed by a simple majority of votes cast in person or by proxy at the applicable meeting of shareholders.

11. ~~Section 10.~~ Miscellaneous Provisions
(a)
Except as specifically set out in this Plan, no Participant or other person shall have any claim or right to any Units under this Plan. Neither this Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate his or her employment at any time. The payment of any sum of money in lieu of notice of the termination of employment shall not be considered as extending the period of employment for the purposes of this Plan.

(b)	This Plan shall be construed in accordance with and governed by the laws of the Province of British Columbia.
(c)
Under no circumstances shall the Units be considered Common Shares, nor shall they entitle any Participant to the exercise of voting rights, or the exercise of any other rights attaching to the ownership of Common Shares.

~~(d)~~
~~The Board may at any time amend any of the provisions of this Plan or terminate this Plan, subject to obtaining any required approvals, and provided that any such amendment may not, without the consent of the Participant, adversely affect or impair any rights previously granted to a Participant under this Plan.~~

(d)	~~(e)~~ Notwithstanding anything else contained in this Plan:
(i)	the number of Common Shares issued to Insiders under this Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 10% of the outstanding Common Shares;

(ii)
the number of Common Shares issued to any one Insider and such Insider’s associates (as that term is defined by the Securities Act (British Columbia) under this Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 5~~3~~% of the outstanding Common Shares; and

(iii)	the number of Common Shares that may be issued under this Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate.

(iv)
the number of Common Shares reserved for issuance to Insiders under this Plan and any other share compensation arrangement of Westport, shall not exceed 10% of the total number of issued and outstanding Common Shares.